Exhibit 99.1

PGG Wrightson Limited

Audited Consolidated Financial Statements

June 30, 2011

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page

Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm	1

Consolidated Statement of Comprehensive Income for the Years Ended 30 June 2009, 2010 and 2011	2

Consolidated Statement of Changes in Equity for the Years Ended 30 June 2009, 2010 and 2011	3

Consolidated Statement of Financial Position as at 30 June 2010 and 2011	4

Consolidated Statement of Cash Flows for the Years Ended 30 June 2009, 2010 and 2011	5

Notes to the Consolidated Financial Statements	6-31

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

PGG Wrightson Limited

We have audited the accompanying consolidated statements of financial position of PGG Wrightson Limited (the “Company”) and subsidiaries as of 30 June 2011 and 2010, and the related consolidated statements of comprehensive income, changes in equity, and cash flows, for the years ended 30 June 2011 and 2010. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of PGG Wrightson Limited and subsidiaries as of 30 June 2011 and 2010, and the results of their operations and their cash flows for the years ended 30 June 2011 and 2010, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

As further described in Note 26 to the consolidated financial statements, the carrying value of goodwill at 30 June 2011 is $325.4 million, which represents over 50% of the Company’s consolidated total net equity.  Management has evaluated goodwill for impairment by determining the value in use of each cash generating unit, which is based on their respective net present values of future cash flows.  It is reasonably possible that future events or circumstances could occur that would cause a  change in one or more key assumptions used in determining value in use, and therefore may result in management determining that the Company’s ability to recover the carrying value of goodwill is impaired..

/s/ KPMG

Christchurch, New Zealand

20 December 2011

PGG Wrightson Limited

Statement of Comprehensive Income

For the year ended 30 June

	Note	2011 $000	2010 $000	2009 $000
Continuing operations
Operating revenue	4,5	1,243,407	1,091,406	1,222,830
Cost of sales		(967,210)	(827,166)	(939,372)
Gross profit		276,197	264,240	283,458

Other income	6	973	21	95
Employee benefits expense		(130,794)	(119,504)	(122,261)
Research and development		(4,861)	(3,630)	(2,988)
Other operating expenses	7	(92,085)	(83,956)	(87,448)
Depreciation and amortisation expense		(10,124)	(7,057)	(6,203)
Results from continuing operating activities		39,306	50,114	64,653

Equity accounted earnings of associates	8	789	1,959	(1,380)
Non operating items	9	(22,029)	(1,041)	(39,419)
Fair value adjustments	10	(25,764)	7,376	(48,986)
Profit/(loss) from continuing operations before interest and income taxes		(7,698)	58,408	(25,132)

Net interest and finance costs	11	(28,087)	(36,462)	(31,398)
Profit/(loss) from continuing operations before income taxes		(35,785)	21,946	(56,530)

Income tax (expense)/income	12	585	(6,604)	(9,802)
Profit/(loss) from continuing operations		(35,200)	15,342	(66,332)

Discontinued operations
Profit/(loss) from discontinued operations (net of income taxes)	13	4,533	7,962	(112)

Profit/(loss) for the year		(30,667)	23,304	(66,444)

Other comprehensive income/(loss)
Foreign currency translation differences for foreign operations		2,678	(3,890)	(4,871)
Realised capital reserve amendment on amalgamation		—	—	(389)
Subsidiary revaluation of property, plant and equipment		—	—	(16)
Effective portion of changes in fair value of cash flow hedges		(513)	(2,991)	5,147
Defined benefit plan actuarial gains / (losses)		648	(4,106)	(15,004)
Deferred tax on movement of actuarial gains / (losses) on employee benefit plans		(194)	1,054	4,104
Other comprehensive income/(loss) for the period, net of income tax		2,619	(9,933)	(11,029)
Total comprehensive income/(loss) for the period		(28,048)	13,371	(77,473)

Profit/(loss) attributable to:
Shareholders of the Company		(31,648)	22,670	(67,078)
Non-controlling interest		981	634	634
Profit/(loss) for the year		(30,667)	23,304	(66,444)

Total comprehensive income/(loss) attributable to:
Shareholders of the Company		(28,994)	12,724	(90,844)
Non-controlling interest		946	647	13,371
Total comprehensive income/(loss) for the year		(28,048)	13,371	(77,473)

Earnings/(loss)per share
Basic earnings per share (New Zealand Dollars)	14	(0.04)	0.04	(0.22)

Continuing operations
Basic earnings per share (New Zealand Dollars)	14	(0.05)	0.03	(0.20)

The accompanying notes form an integral part of these financial statements.

PGG Wrightson Limited

Statement of Changes in Equity

For the year ended 30 June

	Share capital	Foreign currency translation reserve	Realised capital and other reserves	Revaluation reserve	Hedging reserve	Defined benefit plan reserve	Fair value reserve	Retained earnings	Non-controlling interest	Total equity
	$000	$000	$000	$000	$000	$000	$000	$000	$000	$000
Balance at 1 July 2008	374,508	4,549	24,931	2,979	121	1,288	(375)	72,500	—	480,501
Total comprehensive income for the period
Profit or loss	—	—	—	—	—	—	—	(66,444)	—	(66,444)
Other comprehensive income
Foreign currency translation differences	—	(3,346)	—	297	—	—	—	(1,822)	—	(4,871)
Amendment on amalgamation	—	—	(389)	—	—	—	—	—	—	(389)
Subsidiary revaluation of property, plant and equipment	—	—	—	(16)	—	—	—	—	—	(16)
Effective portion of changes in fair value of financial instruments, net of tax	—	—	—	—	5,147	—	—	—	—	5,147
Defined benefit plan actuarial gains and losses, net of tax	—	—	—	—	—	(10,900)	—	—	—	(10,900)
Total other comprehensive income	—	(3,346)	(389)	281	5,147	(10,900)	—	(1,822)	—	(11,029)
Total comprehensive income for the period	—	(3,346)	(389)	281	5,147	(10,900)	—	(68,266)	—	(77,473)
Transactions with shareholders, recorded directly in equity
Issue of ordinary shares	34,342	—	—	—	—	—	—	—	—	34,342
Dividends to shareholders	—	—	—	—	—	—	—	(46,449)	—	(46,449)
Total contributions by and distributions to shareholders	34,342	—	—	—	—	—	—	(46,449)	—	(12,107)
Balance at 30 June 2009	408,850	1,203	24,542	3,260	5,268	(9,612)	(375)	(42,215)	—	390,921

Balance at 1 July 2009	408,850	1,203	24,542	3,260	5,268	(9,612)	(375)	(42,215)	—	390,921
Total comprehensive income for the period
Profit or loss	—	—	—	—	—	—	—	22,670	634	23,304
Other comprehensive income
Foreign currency translation differences	—	(2,446)	555	410	—	—	—	(2,422)	13	(3,890)
Reclassification of subsidiary reserves	—	—	2,880	(2,880)	—	—	—	—	—	—
Effective portion of changes in fair value of financial instruments, net of tax	—	—	—	—	(2,991)	—	—	—	—	(2,991)
Defined benefit plan actuarial gains and losses, net of tax	—	—	—	—	—	(3,052)	—	—	—	(3,052)
Total other comprehensive income	—	(2,446)	3,435	(2,470)	(2,991)	(3,052)	—	(2,422)	13	(9,933)
Total comprehensive income for the period	—	(2,446)	3,435	(2,470)	(2,991)	(3,052)	—	20,248	647	13,371
Transactions with shareholders, recorded directly in equity
Issue of ordinary shares	216,854	—	—	—	—	—	—	—	—	216,854
Issue of convertible redeemable notes	33,850	—	—	—	—	—	—	—	—	33,850
Capital issue costs - ordinary shares	(9,900)	—	—	—	—	—	—	—	—	(9,900)
CRN issue costs	(1,133)	—	—	—	—	—	—	—	—	(1,133)
Treasury stock	(8,347)	—	—	—	—	—	—	—	—	(8,347)
Interest on convertible redeemable notes	—	—	—	—	—	—	—	(1,249)	—	(1,249)
Dividends to shareholders	—	—	—	—	—	—	—	—	(326)	(326)
Total contributions by and distributions to shareholders	231,324	—	—	—	—	—	—	(1,249)	(326)	229,749
Changes in ownership interests in subsidiaries
Initial recognition of non-controlling interest	—	—	—	—	—	—	—	—	1,429	1,429
Total changes in ownership interests in subsidiaries	—	—	—	—	—	—	—	—	1,429	1,429
Balance at 30 June 2010	640,174	(1,243)	27,977	790	2,277	(12,664)	(375)	(23,216)	1,750	635,470

Balance at 1 July 2010	640,174	(1,243)	27,977	790	2,277	(12,664)	(375)	(23,216)	1,750	635,470
Total comprehensive income for the period
Profit or loss	—	—	—	—	—	—	—	(31,648)	981	(30,667)
Other comprehensive income
Reclassification to retained earnings	—	—	1,550	—	(993)	—	375	(932)	—	—
Foreign currency translation differences	—	(1,566)	894	(145)	—	—	—	3,530	(35)	2,678
Effective portion of changes in fair value of financial instruments	—	—	—	—	(513)	—	—	—	—	(513)
Defined benefit plan actuarial gains and losses, net of tax	—	—	—	—	—	454	—	—	—	454
Total other comprehensive income	—	(1,566)	2,444	(145)	(1,506)	454	375	2,598	(35)	2,619
Total comprehensive income for the period	—	(1,566)	2,444	(145)	(1,506)	454	375	(29,050)	946	(28,048)
Transactions with shareholders, recorded directly in equity
Contributions by and distributions to shareholders
Interest on convertible redeemable notes	—	—	—	—	—	—	—	(2,762)	—	(2,762)
Dividends to shareholders	—	—	—	—	—	—	—	—	(319)	(319)
Total contributions by and distributions to shareholders	—	—	—	—	—	—	—	(2,762)	(319)	(3,081)
Changes in ownership interests in subsidiaries
Initial recognition of non-controlling interest	—	—	—	—	—	—	—	—	—	—
Total changes in ownership interests in subsidiaries	—	—	—	—	—	—	—	—	—	—
Balance at 30 June 2011	640,174	(2,809)	30,421	645	771	(12,210)	—	(55,028)	2,377	604,341

The accompanying notes form an integral part of these financial statements.

PGG Wrightson Limited

Statement of Financial Position

As at 30 June

	Note	2011 $000	2010 $000
ASSETS
Current
Cash and cash equivalents	15	216	24,246
Short-term derivative assets	16	5,357	4,483
Trade and other receivables	17	230,055	208,510
Finance receivables	18	—	419,857
Income tax receivable		551	6,637
Assets classified as held for sale	19	509,350	44
Biological assets	20	25,367	23,029
Inventories	21	230,260	218,260
Total current assets		1,001,156	905,066

Non-current
Long-term derivative assets	16	746	1,157
Finance receivables	18	—	110,262
Biological assets	20	198	184
Deferred tax asset	22	8,003	8,410
Investments in equity accounted associates	24	168	3,759
Other investments	25	10,663	85,378
Intangible assets	26	333,909	335,506
Property, plant and equipment	27	94,183	77,160
Total non-current assets		447,870	621,816

Total assets		1,449,026	1,526,882

LIABILITIES
Current
Debt due within one year - PGW	15	52,194	23,809
Short-term derivative liabilities	16	2,674	1,704
Accounts payable and accruals	28	222,513	226,156
Liabilities classified as held for sale	19	417,198	—
Finance current liabilities		—	361,292
Total current liabilities		694,579	612,961

Non-current
Long-term debt - PGW	15	124,500	177,868
Long-term debt - PWF	15	—	21,000
Long-term derivative liabilities	16	821	3,049
Other long-term provisions	28	7,815	1,563
Finance term liabilities		—	56,765
Defined benefit liability	29	16,970	18,206
Total non-current liabilities		150,106	278,451

Total liabilities		844,685	891,412

EQUITY
Share capital	30	640,174	640,174
Reserves	30	16,818	16,762
Retained earnings	30	(55,028)	(23,216)
Total equity attributable to shareholders of the Company		601,964	633,720
Non-controlling interest		2,377	1,750
Total equity		604,341	635,470
Total liabilities and equity		1,449,026	1,526,882

These consolidated financial statements have been authorised for issue on 20 December 2011.

/s/ Bruce Irvine
Director

The accompanying notes form an integral part of these financial statements.

PGG Wrightson Limited

Statement of Cash Flows

For the year ended 30 June

	Note	2011 $000	2010 $000	2009 $000
Cash flows from operating activities
Cash was provided from:
Receipts from customers		1,278,524	1,144,437	1,269,082
Dividends received		3,628	495	728
Interest received		61,240	69,938	59,557
		1,343,392	1,214,870	1,329,367
Cash was applied to:
Payments to suppliers and employees		(1,282,016)	(1,083,573)	(1,250,673)
Interest paid		(47,564)	(76,296)	(62,116)
Income tax paid		(8,894)	(11,657)	(4,361)
		(1,338,474)	(1,171,526)	(1,317,150)
Net cash flow from operating activities	31	4,918	43,344	12,217

Cash flows from investing activities
Cash was provided from:
Proceeds from sale of property, plant and equipment		440	11,682	740
Net decrease in finance receivables		83,252	25,053	—
Proceeds from sale of investments		56,179	57	305
		139,871	36,792	1,045
Cash was applied to:
Purchase of property, plant and equipment		(4,270)	(10,521)	(6,476)
Purchase of intangibles (software)		(896)	(2,079)	(12,436)
Net increase in finance receivables		—	—	(59,878)
Cash paid for purchase of investments		(11,718)	(5,810)	(21,959)
		(16,884)	(18,410)	(100,749)
Net cash flow from investing activities		122,987	18,382	(99,704)

Cash flows from financing activities
Cash was provided from:
Issue of share capital net of issue costs		—	206,954	—
Issue of convertible redeemable notes net of issue costs		—	32,717	—
Increase in bonds		—	—	78,488
Increase in external borrowings		11,000	21,000	180,287
Loans to related parties		—	1,322	—
Repayment of loans by related parties		145	—	—
Increase in secured debentures		16,892	26,531	48,122
		28,037	288,524	306,897
Cash was applied to:
Dividends paid to minority interests		(319)	—	(24,107)
Interest paid on convertible redeemable notes		(2,762)	(1,249)	—
Repayment of bonds		(7,458)	(25,233)	—
Net decrease in clients’ deposit and current accounts		(15,826)	(12,214)	(12,308)
Finance facility fees		(2,557)	(8,444)	(14,350)
Repayment of external borrowings		(79,433)	(324,863)	(140,475)
Repayment of loans to related parties		—	—	(8,272)
		(108,355)	(372,003)	(199,512)
Net cash flow from financing activities		(80,318)	(83,479)	107,385

Net (decrease)/increase in cash held		47,587	(21,753)	19,898
Opening cash/(bank overdraft)		24,246	45,999	26,101
Cash and cash equivalents		71,833	24,246	45,999

Comprises:
PGG Wrightson Finance Limited	13	71,617	9,277	3,779
Rest of the Group	15	216	14,969	42,220
		71,833	24,246	45,999

The accompanying notes form an integral part of these financial statements.

PGG Wrightson Limited

Notes to the Financial Statements

For the year ended 30 June

1                 Reporting Entity

PGG Wrightson Limited (the “Company”) is a company domiciled in New Zealand, registered under the Companies Act 1993 and listed on the New Zealand Stock Exchange. The Company is an issuer in terms of the Financial Reporting Act 1993.

The consolidated financial statements of PGG Wrightson Limited as at and for the year ended 30 June 2011 comprise the Company and its subsidiaries (together referred to as the “Group”)  and the Group’s interest in associates and jointly controlled entities.

The Company is primarily involved in the provision of rural services.

2      Basis of Preparation

Statement of Compliance

The financial statements comply with International Financial Reporting Standards as issued by the IASB, as applicable for profit oriented entities.

These statements were approved by the Board of Directors on 20 December 2011.

Basis of Measurement

The financial statements have been prepared on the historical cost basis except for the following:

•                  derivative financial instruments are measured at fair value

•                  financial instruments at fair value through profit or loss are measured at fair value

•                  available-for-sale financial assets are measured at fair value

•                  biological assets are measured at fair value less point-of-sale costs

•                  assets classified as held for sale are measured at the lower of their carrying amount and fair value less cost to sell.

Functional and Presentation Currency

These financial statements are presented in New Zealand dollars ($), which is the Group’s functional currency. All financial information presented in New Zealand dollars has been rounded to the nearest thousand.

Use of Estimates and Judgements

The preparation of the consolidated financial statements in conformity with IFRS requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates and assumptions.

Estimates and assumptions are reviewed on an on-going basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised and in any future periods affected.

Information about critical judgements in applying accounting policies that have the most significant effect on the amounts recognised in the consolidated financial statements is included in the following notes:

Note	Judgement
33	Classification and valuation of financial instruments
34	Lease classification

Information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next financial year are included in the following notes:

Note	Assumption or estimation uncertainty
18	Carrying value of finance receivables
19	Carrying value of assets held for sale
20	Valuation of Biological Assets
21	Valuation of Seeds inventory
23	Business combinations determination of fair value
26	Goodwill impairment assessment and measurement of cash generating unit recoverable amounts
28	Provisions and contingencies
29	Measurement of defined benefit obligations
38	Measurement of share based payments

3      Significant Accounting Policies

Unless otherwise stated, the accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements, and have been applied consistently by Group entities.

(a)   Basis of Consolidation

Subsidiaries

Subsidiaries are entities controlled by the Group. Control exists when the Group has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. In assessing control, potential voting rights that presently are exercisable are taken into account. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

Associates and Jointly Controlled Entities

Associates are those entities in which the Group has significant influence, but not control, over the financial and operating policies. Joint ventures are those entities over whose activities the Group has joint control, established by contractual agreement and requiring unanimous consent for strategic financial and operating decisions.  Associates and jointly controlled entities are accounted for using the equity method. The consolidated financial statements include the Group’s share of the income and expenses of equity accounted investees, after adjustments to align the accounting policies with those of the Group, from the date that significant influence starts.  Where the Group’s share of losses exceeds its interest in an equity accounted investee, the carrying amount of that interest (including any long-term investments) is reduced to nil and the recognition of further losses is discontinued except to the extent that the Group has an obligation or has made payments on behalf of the investee.

Transactions Eliminated on Consolidation

Intra-group balances, and any unrealised income and expenses arising from intra-group transactions, are eliminated in preparing the consolidated financial statements. Unrealised gains arising from transactions with equity accounted investees are eliminated against the investment to the extent of the Group’s interest in the investee. Unrealised losses are eliminated in the same way as unrealised gains, but only to the extent that there is no evidence of impairment.

(b)       Income Recognition

Recognition of Revenue

Revenue is recognised to the extent that it is probable that the economic benefits will flow to the Group and the revenue can be reliably measured. The following specific recognition criteria must also be met before revenue is recognised.

Sales Revenue

Sales revenue comprises the sale value of transactions where the Group acts as a principal and the commission for transactions where the Group acts as an agent.

Revenue from the sale of goods is measured at the fair value of the consideration received or receivable, net of returns and allowances, trade discounts and volume rebates. Revenue is recognised when the significant risks and rewards of ownership have been transferred to the buyer, recovery of the consideration is probable, the associated costs and possible return of goods can be estimated reliably, and there is no continuing management involvement with the goods.

The Group operates a loyalty points programme which allows customers to accumulate points when they purchase products.  The points can be redeemed for free products, subject to certain conditions.  Consideration received is allocated between products sold and the points issued, with the consideration allocated to the points equal to their fair value.  Fair value of the points is determined by applying statistical analysis.  The fair value of the points issued is deferred and recognised as revenue when the points are redeemed.

Irrigation Contracts

The revenue on work-in-progress is recognised when it can be estimated reliably.  The percentage of completion method is used to determine the appropriate amount to recognise in each year.  The full amount of any anticipated loss, including that relating to work on the contract, is recognised as soon as it is foreseen.

Investment Income

Investment income is recognised when earned.  Dividends are recognised when received, or accrued when declared and approved for distribution prior to balance date.

Interest and Similar Income and Expense

For all financial instruments measured at amortised cost, interest income or expense is recorded at the effective interest rate, which is the rate that exactly discounts estimated future cash payments or receipts through the expected life of the financial instrument or a shorter period, where appropriate, to the net carrying amount of the financial asset or financial liability.  The calculation takes into account all contractual terms of the financial instrument (for example, prepayment options) and includes any fees or incremental costs that are directly attributable to the instrument and are an integral part of the effective interest rate, but not future credit losses.

Once the recorded value of a financial asset or a group of similar financial assets has been reduced due to an impairment loss, interest income continues to be recognised using the original effective interest rate applied to the new carrying amount.

The Group recognises interest revenue, management fees, and establishment fees on an accruals basis when the services are rendered using the effective interest rate method.

Fee and Commission Income

The Group earns fee and commission income from a diverse range of services it provides to customers.  Fee income can be divided into the following two categories:

•                  Fee income earned from services that are provided over a certain period of time.  Fees earned for the provision of services over a period of time are accrued over that period.  Loan commitment fees for loans that are likely to be drawn down and other credit related fees are deferred (together with any incremental costs) and recognised as an adjustment to the effective interest rate on the loan.

•                  Discharge fees and deferred establishment fees are received by the Group upon early termination of mortgage loans.  On a consolidated basis these are treated as a recoupment of the transaction costs spent by the Group in establishing the mortgage loans.  These fees form part of the interest effective yield on the loans and are accrued and recognised in the statement of comprehensive income over the weighted average expected life of the mortgage loans using the effective interest method.

Fee Income from Providing Transaction Services

Fees arising from negotiating or participating in the negotiation of a transaction for a third party are recognised on completion of the underlying transactions. Fees or components of the fees that are linked to certain performance are recognised after fulfilling the corresponding criteria.

(c)       Foreign Currencies

Foreign Currency Transactions

Transactions in foreign currencies are translated to the respective functional currencies of the group entities at the exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the reporting date are retranslated to the functional currency at that date. The foreign currency gain or loss on monetary items is the difference between amortised cost in the functional currency at the beginning of the period, adjusted for effective interest and payments during the period, and the amortised cost in foreign currency translated at the exchange rate at the end of the period.

Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are retranslated to the functional currency at the exchange rate at the date that fair value was determined. Foreign currency differences arising on retranslation are recognised in profit or loss.

Foreign Operations

The assets and liabilities of foreign operations, including goodwill and fair value adjustments arising on acquisition, are translated to New Zealand dollars at the exchange rates at the reporting date. The income and expenses of foreign operations are translated to New Zealand dollars at exchange rates at the date of the transactions.

Foreign currency differences are recognised in Other Comprehensive Income and the Foreign Currency Translation Reserve (“FCTR”). When a foreign operation is disposed of, in part or in full, the relevant amount in the FCTR is transferred to profit or loss.

(d)       Financial Instruments

(i) Non-derivative Financial Instruments

Non-derivative financial instruments comprise investments in equity and debt securities, finance receivables, trade and other receivables, cash and cash equivalents, intercompany advances, loans and borrowings and trade and other payables. Non-derivative financial instruments are recognised initially at fair value plus, for instruments not at fair value through profit or loss, any directly attributable transaction costs. Subsequent to initial recognition non-derivative financial instruments are measured as set out below.

A financial instrument is recognised if the Group becomes a party to the contractual provisions of the instrument. Financial assets are derecognised if the Group is no longer entitled to cash flows generated by the asset, or if the Group transfers the financial asset to another party without retaining control or substantially all risks and rewards of the asset. Financial instruments arising from the normal course of business are recognised at the trade date, i.e. the date that the Group commits to the purchase or sale of the asset. Financial liabilities are derecognised if the obligations of the Group lapse, expire, are discharged or cancelled.

Held-to-maturity Investments

If the Group has the positive intent and ability to hold debt securities to maturity, then they are classified as held-to-maturity. Subsequent to initial recognition, held-to-maturity investments are measured at amortised cost using the effective interest method, less any impairment losses to date.

Instruments at Fair Value through Profit or Loss

An instrument is classified at fair value through profit or loss if it is held for trading or is designated as fair value through profit and loss upon initial recognition. Financial instruments are designated at fair value through profit or loss if the Group manages such investments and makes purchase and sale decisions based on their fair value. Upon initial recognition, attributable transaction costs are recognised in profit or loss when incurred. Subsequent to initial recognition, financial instruments at fair value through profit or loss are measured at fair value, and changes therein are recognised in profit or loss.

Loans and Receivables

Subsequent to initial recognition, other non-derivative financial assets are measured at amortised cost using the effective interest method, less any impairment losses.

Cash and cash equivalents

Cash and cash equivalents include cash on hand, deposits held at call with banks, other short term highly liquid investments with maturities of three months or less. Bank overdrafts that are repayable on demand and form an integral part of the Group’s cash management are included as a component of cash and cash equivalents.

Investments in Equity Securities

Investments in equity securities held by the Group are classified as available-for-sale or at fair value through profit or loss, except for investments in equity securities of subsidiaries, associates and joint ventures which are measured at cost in the separate financial statements of the Company.

Trade and Other Receivables

Trade and other receivables are stated at their amortised cost less impairment losses.

Interest-bearing Borrowings

Interest-bearing borrowings are classified as other financial liabilities and are initially recognised at fair value plus any directly attributable transaction costs. Subsequent to initial recognition, these liabilities are measured at amortised cost using the effective interest rate method.

Trade and Other Payables

Trade and other payables are stated at cost.

(ii) Derivative Financial Instruments

The Group uses derivative financial instruments to manage its exposure to interest rate and foreign currency risks arising from operational, financing and investment activities. In accordance with Treasury policy, the Group does not hold or issue derivative instruments for trading purposes. However, derivatives that do not qualify for hedge accounting are accounted for as trading instruments.

Derivative financial instruments are recognised initially at fair value and transaction costs are expensed immediately. Subsequent to initial recognition, derivative financial instruments are stated at fair value. The gain or loss on re-measurement to fair value is recognised immediately in profit or loss.   However, where derivatives qualify for hedge accounting, recognition of any resultant gain or loss depends on the nature of the hedging relationship (see below).

Cash Flow Hedges

Changes in the fair value of the derivative hedging instrument designated as a cash flow hedge are recognised directly in equity to the extent that the hedge is effective.  To the extent that the hedge is ineffective, changes in fair value are recognised in profit or loss.

If the hedging instrument no longer meets the criteria for hedge accounting, expires or is sold, terminated or exercised, then hedge accounting is discontinued prospectively.  The cumulative gain or loss previously recognised in equity remains there until the forecast transaction occurs.  When the hedged item is a non-financial asset, the amount recognised in equity is transferred to the carrying amount of the asset when it is recognised.  In other cases the amount recognised in equity is transferred to profit or loss in the same period that the hedged item affects profit or loss.

(e)       Share Capital

Ordinary Share Capital

Ordinary shares are classified as equity.  Incremental costs directly attributable to the issue of ordinary shares are recognised as a deduction from equity.

Convertible Redeemable Notes

Convertible Redeemable Notes (CRNs) issued by the Group are classified as equity for accounting purposes as the Board may elect at its sole discretion to suspend payment of any interest at any time.  The CRNs are initially recognised at face value with any directly attributable issue costs recognised as a deduction from equity.  Quarterly interest payments to CRN holders are recognised in equity.

Repurchase of Share Capital

When share capital recognised as equity is repurchased, the amount of the consideration paid, including directly attributable costs, is recognised as a deduction from equity. Repurchased shares are cancelled.  Treasury stock for which unrestricted ownership has not yet been transferred are not cancelled.

(f)       Property, Plant & Equipment

Items of property, plant and equipment are stated at cost less accumulated depreciation and impairment.

Cost includes expenditures that are directly attributable to the acquisition of the asset. The cost of self-constructed assets includes the cost of materials and direct labour, any other costs directly attributable to bringing the asset to a working condition for its intended use, and the cost of dismantling and removing the items and restoring the site on which they are located. Purchased software that is integral to the functionality of the related equipment is capitalised as part of that equipment.

When parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate items (major components) of property, plant and equipment.

Subsequent Costs

The cost of replacing part of an item of property, plant and equipment is recognised in the carrying amount of the item if it is probable that the future economic benefits embodied within the part will flow to the Group and its cost can be measured reliably. The costs of day-to-day servicing of property, plant and equipment is recognised in profit or loss as incurred.

Borrowing Costs

Borrowing costs that are directly attributable to the acquisition, construction or production of a qualifying asset are capitalised as part of the cost of that asset.  All other borrowing costs are expensed as they are incurred.

Depreciation

Depreciation is recognised in profit or loss on a straight-line basis over the estimated useful lives of each item of property, plant and equipment with the exception of motor vehicles where depreciation is recognised on a diminishing value basis. Leased assets are depreciated over the shorter of the lease term and their useful lives. Land is not depreciated.  Buildings are estimated to be depreciated at 0%. The estimated useful lives for the current and comparative periods are between 3 and 40 years for plant and equipment.  Depreciation methods, useful lives and residual values are reassessed at reporting date.

(g)      Intangible Assets

Computer Software

Computer software is a finite life intangible and is recorded at cost less accumulated amortisation and impairment. Amortisation is charged on a straight line basis over an estimated useful life between 3 and 10 years. The estimated useful life and amortisation method is reviewed at the end of each annual reporting period.

Goodwill

Goodwill represents the excess of the cost of the acquisition over the Group’s interest in the net fair value of the identifiable assets, liabilities and contingent liabilities of the acquiree.

Goodwill is measured at cost less accumulated impairment losses. Impairment loss with respect to goodwill is not reversed. With respect to equity accounted investees, the carrying amount of goodwill is included in the carrying amount of the investment.

Research and Development

The principal research and development activities are in the development of systems, processes and new seed cultivars.

Research expenditure on the development of new systems and processes is recognised in profit or loss as incurred. Development activities involve a plan or design for the production of new or substantially improved products and processes. Development expenditure is capitalised only if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and the Group intends to and has sufficient resources to complete development and to use or sell the asset. The expenditure capitalised includes the cost of materials, direct labour and overhead costs that are directly attributable to preparing the asset for its intended use. Other development expenditure is recognised in profit or loss when incurred.

Capitalised development expenditure is measured at cost less accumulated amortisation and accumulated impairment losses.

Research and development expenditure on the development of new seed cultivars is recognised in profit or loss as incurred.  Development costs of seed cultivars are substantially indistinguishable from the cultivar research costs.

(h)      Leasing Commitments

Leases in terms of which the Group assumes substantially all of the risks and rewards of ownership are classed as finance leases. Upon initial recognition the leased asset is measured at an amount equal to the lower of its fair value or the present value of the minimum lease payments. Subsequent to initial recognition, the asset is accounted for in accordance with the accounting policy applicable to that asset.

Other leases are operating leases and are not recognised on the statement of financial position. Amounts payable under operating lease arrangements are recognised in profit or loss.

(i)       Inventories

Stock on Hand

Raw materials and finished goods are stated at the lower of cost or net realisable value.  Cost is determined on a first in, first out basis, and, in the case of manufactured goods, includes direct materials, labour and production overheads.

Work in Progress

Work in Progress is stated at cost plus the profit recognised to date, less amounts invoiced to customers.  Costs include all expenses directly related to specific contracts.

Wholesale Seeds

Wholesale seeds inventory is stated at the lower of cost or net realisable value and comprises costs of purchase and other direct costs incurred to bring the inventory to its present location and condition.

(j)            Biological Assets

Biological assets are measured at historic cost with assets held for sale measured at fair value less point-of-sale costs, with any change therein recognised in profit or loss. Point-of-sale costs include all costs that would be necessary to sell the assets.

(k)        Impairment

The carrying value of the Group’s assets are reviewed at each reporting date to determine whether there is any objective evidence of impairment. An impairment loss is recognised whenever the carrying amount exceeds its recoverable amount.  Impairment losses directly reduce the carrying value of assets and are recognised in profit or loss unless the asset is carried at a revalued amount in accordance with another standard.

Impairment of Equity Instruments

The Group assesses at each reporting date whether there is objective evidence that a financial asset or group of assets is impaired. In the case of equity investments classified as available-for-sale, a significant or prolonged decline in the fair value of the security below its cost is considered in determining whether the assets are impaired. If any such evidence exists for available-for-sale financial assets, the cumulative loss - measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognised in the statement of comprehensive income - is removed from equity and recognised in profit or loss.

Impairment of Receivables

Loans and receivables are considered past due when they have been operated by the counterparty out of key terms, the facility has expired, and in managements view there is no possibility of the counterparty operating the facility within key terms.  When forming a view management considers the counterparty’s ability to pay, the level of security and the risk of loss.

Accounts receivables and finance receivables include accrued interest and are stated at estimated net realisable value after allowing for a provision for doubtful debts. Specific provisions are maintained to cover identified doubtful debts.

The recoverable amount of the Group’s investments in held-to-maturity debt instruments and receivables carried at amortised cost is calculated as the present value of estimated future cash flows, discounted at the original effective interest rate (i.e. the effective interest rate computed at initial recognition of these financial assets). Receivables with short duration are not discounted.

Impairment losses on an individual basis are determined by an evaluation of the exposures on an instrument by instrument basis. All individual instruments that are considered significant are subject to this approach.

All known losses are expensed in the period in which it becomes apparent that the receivables are not collectable.

Non-financial Assets

The carrying amounts of the Group’s non-financial assets, other than biological assets, inventories and deferred tax assets are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists then the recoverable amount of the asset is estimated. For goodwill and intangible assets that have indefinite lives, the recoverable amount is estimated at each reporting date.

An impairment loss is recognised if the carrying amount of an asset or the cash-generating unit to which it relates, exceeds the recoverable amount. A cash-generating unit is the smallest identifiable asset group that generates cash flows that are largely independent from other assets and groups. Impairment losses are recognised in profit or loss. Impairment losses recognised with respect to cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to the units, then to reduce the carrying amount of the other assets in the unit on a pro rata basis.

The recoverable amount of an asset or cash-generating unit is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or unit.

In determining the fair value using value in use thought is given to external market evidence.  A significant market transaction should be considered when determining the value in use.

An impairment loss with respect to goodwill is not reversed.  With respect to other assets losses recognised in prior periods are assessed at each reporting date for any indications that the loss may have decreased or no longer exist. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is only reversed to the extent that the carrying value of the asset does not exceed the carrying value that the asset would have had, net of depreciation or amortisation, if no impairment loss had been recognised.

(l)            Employee Benefits

The Group’s net obligation with respect to defined benefit pension plans is calculated by estimating the future benefit that employees have earned in return for their service in the current and prior periods. That benefit is discounted to determine its present value, and any unrecognised past service costs and the fair value of any plan assets is deducted. The discount rate is the yield at the reporting date on bonds that have maturity dates approximating the terms of the Group’s obligations. The calculation is performed by a qualified actuary using the projected unit credit method. When the calculation results in a benefit to the Group, the recognised asset is limited to the lower of the net assets of the plan or the current value of the contributions holiday that is expected to be generated. Actuarial gains and losses are recognised directly in other comprehensive income and the defined benefit plan reserve in equity.

Short-term employee benefit obligations are measured on an undiscounted basis and expensed as the related service is provided. A provision is recognised for the amount of outstanding short-term benefits at each reporting date.

Provisions made with respect to employee benefits which are not expected to be settled within twelve months are measured as the present value of the estimated future cash outflows to be made by the Group with respect to services provided by employees up to reporting date.

(m)      Share-based Payment Transactions

The grant date fair value of options granted to employees is recognised as an employee expense, with a corresponding increase in equity, over the period in which the employees become unconditionally entitled to the options. The amount recognised as an expense is adjusted to reflect the actual number of share options that vest.

(n)         Discontinued Operations

A discontinued operation is a component of the Group’s business that represents a separate major line of business or geographical area of operations that has been disposed of or is held for sale, or is a subsidiary acquired exclusively with a view to resale.  Classification as a discontinued operation occurs upon disposal or when the operation meets the criteria to be classified as held for sale, if earlier.  When an operation is classified as a discontinued operation, the comparative statement of comprehensive income is restated as if the operation had been discontinued from the start of the comparative period.

(o)          Income Tax

Income tax expense comprises current and deferred taxation and is recognised in profit or loss except to the extent that it relates to items recognised directly in other comprehensive income or equity, in which case it is recognised directly in other comprehensive income or equity. Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable with respect to previous periods.

Deferred tax is recognised using the balance sheet method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognised for:

•                  the initial recognition of goodwill

•                  differences relating to subsidiaries, associates and jointly controlled entities to the extent that they will probably not reverse in the foreseeable future.

Deferred tax is measured at the tax rates that are expected to be applied to the temporary differences when they reverse, based on the laws that have been enacted or substantially enacted at the reporting date.

A deferred tax asset is recognised to the extent that it is probable that future taxable profits will be available against which temporary differences can be utilised. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be recognised.

(p)          Earnings per Share

The Group presents basic and diluted earnings per share (“EPS”) data for its ordinary shares. Basic EPS is calculated by dividing the profit or loss attributable to shareholders by the weighted average number of shares outstanding during the period. Diluted EPS is determined by adjusting the profit or loss attributable to shareholders and the number of shares outstanding to include the effects of all potential dilutive shares.

(q)          Determination of Fair Values

A number of the Group’s accounting policies and disclosures require the determination of fair value, for both financial and non-financial assets and liabilities. Fair values have been determined for measurement and/or disclosure purposes based on the following methods.  Where applicable, further information about the assumptions made is disclosed in the notes specific to that asset or liability.

Property, Plant and Equipment

The fair value of property, plant and equipment recognised as a result of a business combination is based on market values. The market value of property is the estimated amount for which the property could be exchanged on the date of valuation between a willing buyer and a willing seller in an arm’s length transaction after proper marketing wherein the parties had each acted knowledgeably, prudently and without compulsion. The market value of items of plant, equipment, fixtures and fittings is based on the quoted market prices for similar items.

Intangible Assets

The fair value of intangible assets acquired in a business combination is based on the discounted cash flows expected to be derived from the use and eventual sale of the assets.

Biological Assets

The fair value of biological assets is based on the market price of the assets at the reporting date.  The market price of biological assets intended for export is determined by recent transactions in the market place.  The fair value of biological assets intended for domestic processing is determined by applying the market price of stock weight offered by meat processors to the stock weight at the reporting date.

Stock counts of livestock quantities are performed by the Group at each reporting date.

Investments in equity

The fair value of financial assets at fair value through profit or loss and available-for-sale financial assets is determined by reference to the market price, unless other objective reliable evidence suggests a different value.  Other investments are held at historical cost.

Trade and Other Receivables

The fair value of trade and other receivables is estimated as the present value of future cash flows, discounted at the market rate of interest at the reporting date.

Derivatives

The fair value of forward exchange contracts is based on broker quotes, if available. If broker quotes are not available, then fair value is estimated by discounting the difference between the contractual forward price and the current forward price at the reporting date for the residual maturity of the contract using a risk-free interest rate based on government bonds.

The fair value of interest rate swaps is based on broker quotes. These quotes are tested for reasonableness by discounting estimated future cash flows based on the terms and maturity of each contract using market interest rates for a similar instrument at the reporting date.

Non-derivative Financial Instruments

Fair value, which is determined for disclosure purposes, is calculated based on the present value of future principal and interest cash flows, discounted at the market rate of interest at the reporting date. For finance leases, the market rate of interest is determined by reference to similar lease agreements.

(r)          Statement of Cash Flows

The statement of cash flows has been prepared using the direct approach modified by the netting of certain items as disclosed below.

Deposits received less withdrawals are netted as the cash flows are received and disbursed on behalf of customers and reflect the activities of the customers rather than those of the Company.

(s)          Standards and Interpretations That Have Been Issued or Amended But Are Not Yet Effective

A number of new standards and interpretations are not yet effective for the year ended 30 June 2011, and have not been applied in preparing these consolidated financial statements.  None of these standards are expected to have a significant impact on these financial statement except for:

•                  IFRS 9 (2009) Financial Instruments.  This standard is the first part of a wider project to replace IAS 39 Financial Instruments Recognition and Measurement.  It establishes two primary measurement categories for financial assets: amortised cost and fair value.  The standard becomes effective in the Group’s 2013 financial statements and could change the classification and measurement of financial assets.  The Group does not plan to adopt these standards early and the extent of the impact has not yet been determined.

•                  IFRS 9 (2010) Financial Instruments has also been issued.  This standard adds the requirements related to the classification and measurement of financial liabilities and derecognition of financial assets and liabilities to the version issued in 2009.  It also includes details on how to measure fair value.  The Group does not plan to adopt these standards early and the extent of the impact has not yet been determined.

•                  A variety of improvements to standards have been made in order to clarify various treatments of specific transactions.  These are not expected to have an impact on the Group’s financial results.

4                 Segment Reporting

(a) Operating Segments

The Group has two primary operating divisions, AgriServices and AgriTech.  AgriServices is further separated into three reportable segments, as described below, which are that segment’s strategic business units.  The strategic business units offer different products and services, and are managed separately because they require different skills, technology and marketing strategies.  Within each segment, further business unit analysis may be provided to management where there are significant differences in the nature of activities.  The Managing Director reviews internal management reports on each strategic business unit on at least a monthly basis.

•                  Merchandising.  Includes Rural Supplies and Fruitfed retail operations.

•                  Livestock.  This includes rural Livestock trading activities and Export Livestock.

•                  Other AgriServices.  Includes Insurance, Real Estate, Irrigation and Pumping, Wool, AgNZ (training and consulting), South American activities to supply products and services into the Uruguayan rural services industry and Regional Admin.

•                  AgriTech.  Includes Seed and Grain (research and development, manufacturing and distributing forage seed, turf and grain), Agri-feeds (purchasing, manufacturing and distributing liquid animal feeds and other animal nutritional products) and various related activities in the developing seeds markets in South America.

During 2010 the Group undertook a restructuring which resulted in the alignment of the business into two primary groupings of AgriServices and AgriTech.  These groupings represented the Group’s view of how future trading was best grouped.  Additional minor changes to the alignment has occurred in the year ended 30 June 2011.  Comparative information has been re-presented so that it conforms with the realignment. An additional restatement to the comparatives for the year ended 30 June 2011 has been made in respect of the conditional sale of PGG Wrightson Finance Limited and its reclassification to discontinued operations.  Other non-segmented amounts relate to certain Corporate activities including Finance, Treasury, HR,  Funds Management and other support services including corporate property services and include adjustments for discontinued operations and consolidation adjustments.

The profit/(loss) for each business unit combine to form total profit/(loss) for the AgriServices and AgriTech segments.  Certain other revenues and expenses are held at the Corporate level for the Corporate functions noted above.

Assets allocated to each business unit combine to form total assets for the AgriServices and AgriTech business segments.  Certain other assets are held at a Corporate level including those from the Corporate level for the Corporate functions noted above.

(b) Operating Segment Information

	Merchandising			Livestock			Other AgriServices			AgriServices			AgriTech			Total operating segments			Other			Total
	2011 $000	2010 $000	2009 $000	2011 $000	2010 $000	2009 $000	2011 $000	2010 $000	2009 $000	2011 $000	2010 $000	2009 $000	2011 $000	2010 $000	2009 $000	2011 $000	2010 $000	2009 $000	2011 $000	2010 $000	2009 $000	2011 $000	2010 $000	2009 $000
Total segment revenue	566,367	541,678	668,052	139,581	87,337	75,997	114,929	66,152	85,128	820,877	695,167	829,177	479,410	451,392	435,562	1,300,287	1,146,559	1,264,739	2,812	11,631	55,112	1,303,099	1,158,190	1,319,851
Intersegment revenue	—	—	—	—	—	—	—	—	—	—	—	—	(59,692)	(66,784)	(39,442)	(59,692)	(66,784)	(39,442)	—	—	—	(59,692)	(66,784)	(39,442)
Total external operating revenues	566,367	541,678	668,052	139,581	87,337	75,997	114,929	66,152	85,128	820,877	695,167	829,177	419,718	384,608	396,120	1,240,595	1,079,775	1,225,297	2,812	11,631	55,112	1,243,407	1,091,406	1,280,409

Profit form operating activities before depreciation and amortisation	24,239	22,162	26,069	16,386	12,555	12,709	(10,200)	(7,961)	(1,177)	30,425	26,756	37,601	38,047	40,675	44,891	68,472	67,431	82,492	(19,042)	(10,260)	(1,400)	49,430	57,171	81,092
Depreciation and amortisation	(3,211)	(1,551)	(1,507)	(439)	(477)	(450)	(859)	(1,075)	(861)	(4,509)	(3,103)	(2,818)	(3,357)	(2,106)	(2,028)	(7,866)	(5,209)	(4,846)	(2,258)	(1,848)	(1,505)	(10,124)	(7,057)	(6,351)
Results from operating activities	21,028	20,611	24,562	15,947	12,078	12,259	(11,059)	(9,036)	(2,038)	25,916	23,653	34,783	34,690	38,569	42,863	60,606	62,222	77,646	(21,300)	(12,108)	(2,905)	39,306	50,114	74,741
Equity earnings of associates	—	80	(100)	(213)	(19)	—	56	1,845	(1,099)	(157)	1,906	(1,199)	8	54	(181)	(149)	1,960	(1,380)	938	(1)	(1)	789	1,959	(1,381)
Non operating items	(1,435)	(205)	(4,128)	(12,443)	(1,706)	2,016	(1,800)	5	5,748	(15,678)	(1,906)	3,636	(1,885)	262	(337)	(17,563)	(1,644)	3,299	(4,466)	603	(42,717)	(22,029)	(1,041)	(39,418)
Fair value adjustments	(169)	—	—	2,507	—	(2,437)	(17,853)	—	—	(15,515)	—	(2,437)	(1,364)	91	—	(16,879)	91	(2,437)	(8,885)	7,285	(45,547)	(25,764)	7,376	(47,984)
Profit before interest	19,424	20,486	20,334	5,798	10,353	11,838	(30,656)	(7,186)	2,611	(5,434)	23,653	34,783	31,449	38,976	42,345	26,015	62,629	77,128	(33,713)	(4,221)	(91,170)	(7,698)	58,408	(14,042)
Net interest and finance costs	(55)	(11,942)	(11,086)	91	(2,814)	(2,157)	1,456	872	(11,993)	1,492	(13,884)	(25,236)	(4,835)	(23,928)	(20,017)	(3,343)	(37,812)	(45,253)	(24,744)	1,351	13,877	(28,087)	(36,461)	(31,376)
Profit before income tax	19,369	8,544	9,248	5,889	7,539	9,681	(29,200)	(6,314)	(9,382)	(3,942)	9,769	9,547	26,614	15,048	22,328	22,672	24,817	31,875	(58,457)	(2,870)	(77,293)	(35,785)	21,947	(45,418)
Income tax expense	(6,094)	(2,541)	—	(5,107)	(1,965)	(9)	7,054	2,421	(32)	(4,147)	(2,085)	(41)	(2,470)	(5,400)	(1,746)	(6,617)	(7,485)	(1,787)	7,202	880	(11,349)	585	(6,605)	(13,136)
Profit from continuing operations	13,275	6,003	9,248	782	5,574	9,672	(22,146)	(3,893)	(9,414)	(8,089)	7,684	9,506	24,144	9,648	20,582	16,055	17,332	30,088	(51,255)	(1,990)	(88,642)	(35,200)	15,342	(58,554)
Discontinued operations	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	4,533	7,962	(7,890)	4,533	7,962	(7,890)
Profit for the year	13,275	6,003	9,248	782	5,574	9,672	(22,146)	(3,893)	(9,414)	(8,089)	7,684	9,506	24,144	9,648	20,582	16,055	17,332	30,088	(46,722)	5,972	(96,532)	(30,667)	23,304	(66,444)

Segment assets	61,859	101,642		78,163	159,234		22,241	653,606		162,263	914,482		399,401	551,985		561,664	1,466,467		377,844	56,656		939,508	1,523,123
Equity accounted investees	—	30		67	428		4	3,240		71	3,698		21	61		92	3,759		76	—		168	3,759
Assets held for sale	—	—		—	—		—	—		—	—		—	—		—	—		509,350	—		509,350	—
Total segment assets	61,859	101,672		78,230	159,662		22,245	656,846		162,334	918,180		399,422	552,046		561,756	1,470,226		887,270	56,656		1,449,026	1,526,882

Segment liabilities	(44,681)	(37,104)		(78,254)	(53,799)		(38,656)	(460,532)		(161,591)	(551,435)		(224,116)	(120,465)		(385,707)	(671,900)		(41,780)	(219,512)		(427,487)	(891,412)
Liabilities held for sale	—	—		—	—		—	—		—	—		—	—		—	—		(417,198)	—		(417,198)	—
	(44,681)	(37,104)		(78,254)	(53,799)		(38,656)	(460,532)		(161,591)	(551,435)		(224,116)	(120,465)		(385,707)	(671,900)		(458,978)	(219,512)		(844,685)	(891,412)

Capital expenditure (incl software)	159	589		359	367		530	4,724		1,048	5,680		2,621	2,838		3,669	8,518		2,587	(1,411)		6,256	7,107

(c) Geographical Information

The Group operates predominantly in New Zealand with some operations in Australia, South America and the United Kingdom.

The Australian, South American and United Kingdom business units facilitate the export sales and services of New Zealand operations in addition to their own seed trading operations.  Information about revenue by geographic area is based on the actual location of the customer.  Information about non-current assets by geographic area is based on the actual location of these assets.

Revenue derived from outside the Group								2011 $000	2010 $000	2009 $000
New Zealand								1,062,494	915,928	1,115,981
Australia								62,281	69,442	68,814
South America								118,199	106,036	95,614
United Kingdom								433	—	—
Total revenue derived from outside the Group								1,243,407	1,091,406	1,280,409

Non current assets excluding financial instruments and deferred tax									2011 $000	2010 $000
New Zealand									394,802	576,046
Australia									32,735	18,537
South America									11,377	17,666
United Kingdom									207	—
Total non current assets excluding financial instruments and deferred tax									439,121	612,249

5 Operating Revenue

		Continuing operations			Discontinued operations			Total
	Note	2011 $000	2010 $000	2009 $000	2011 $000	2010 $000	2009 $000	2011 $000	2010 $000	2009 $000
Sales		1,132,043	994,071	1,097,162	407	491	12,683	1,132,450	994,562	1,109,845
Commissions		88,256	74,791	87,890	539	572	759	88,795	75,363	88,649
Construction contract revenue		18,599	13,556	27,961	—	—	—	18,599	13,556	27,961
NZFSU management fee		160	3,141	4,216	—	—	—	160	3,141	4,216
Interest revenue on finance receivables		4,349	5,847	5,601	54,183	58,730	56,685	58,532	64,577	62,286
Total operating revenue	13	1,243,407	1,091,406	1,222,830	55,129	59,793	70,127	1,298,536	1,151,199	1,292,957

6 Other Income

		Continuing operations			Discontinued operations			Total
		2011 $000	2010 $000	2009 $000	2011 $000	2010 $000	2009 $000	2011 $000	2010 $000	2009 $000
Dividend income		322	18	142	—	—	—	322	18	142
Other investment income		651	3	(47)	—	—	—	651	3	(47)
		973	21	95	—	—	—	973	21	95

7 Operating Expenses

								2011 $000	2010 $000	2009 $000
Operating expenses include the following items:
Audit of financial statements - KPMG								577	666	485
Other non-audit services for accounting opinions paid to KPMG								31	31	13
Directors’ fees								853	952	605
Donations								6	5	11
Doubtful debts - (decrease)/increase in provision for doubtful debts								4,585	10,723	2,231
Doubtful debts - bad debts written off								1,147	1,077	2,206
Foreign currency (profits)/losses								1,804	215	212
Marketing								10,130	10,386	12,208
Motor vehicle costs								8,058	8,000	8,613
Rental and operating lease costs								29,797	26,367	24,573
Other expenses								35,097	25,534	36,291
								92,085	83,956	87,448

8                 Equity Accounted Earnings of Associates

		Current assets	Non-current assets	Total assets	Current liabilities	Non-current liabilities	Total liabilities	Revenues	Expenses	Profit / (loss)	PGW Share
30 June 2011
Continuing
50%	Agritranz Limited	409	17	426	(295)	—	(295)	2,516	(2,445)	71	15
51%	Forage Innovations Limited	802	—	802	(674)	—	(674)	735	(621)	114	8
50%	Gramina Pty Limited	51	—	51	(7)	—	(7)	127	(127)	—	—
50%	Canterbury Sale Yards (1996) Limited	96	4	100	(22)	—	(22)	570	(500)	70	10
Disposed/Impaired
33%	NZ Velvet Marketing Company Limited	—	—	—	—	—	—	9,168	(9,129)	39	(29)
50%	Velvet Logistics Limited	—	—	—	—		—	932	(1,033)	(101)	(125)
50%	Kelso Wrightson (2004) Limited	—	—	—	—	—	—	61	(43)	18	9
50%	The New Zealand Merino Company Limited	—	—	—	—		—	11,254	(8,260)	2,994	901
		1,358	21	1,379	(998)	—	(998)	25,363	(22,158)	3,205	789
30 June 2010
49%	Wool Partners International Limited	32,193	32,245	64,438	(49,956)	(902)	(50,858)	93,029	(94,864)	(1,835)	967
50%	Agritranz Limited	314	—	314	(82)	—	(82)	1,837	(1,818)	19	90
50%	Northfuels Limited	2,870	1,102	3,972	(2,635)	(1,271)	(3,906)	25,343	(25,174)	169	80
33%	NZ Velvet Marketing Company Limited	50	3	53	(51)	—	(51)	—	(298)	(298)	(71)
50%	Velvet Logistics Limited	572	2,713	3,285	(52)	(3,063)	(3,115)	1,298	(1,131)	167	124
50%	Kelso Wrightson (2004) Limited	70	509	579	(146)	—	(146)	177	(376)	(199)	(100)
50%	The New Zealand Merino Company Limited	6,075	3,542	9,617	(1,580)	—	(1,580)	101,155	(99,610)	1,545	790
50%	Grasslands Innovation Limited	2,560	71	2,631	(1,524)	(1,007)	(2,531)	3,259	(3,091)	168	50
51%	Forage Innovations Limited	409	—	409	(429)	—	(429)	433	(430)	3	1
50%	Gramina Pty Limited	172	—	172	(128)	—	(128)	253	(255)	(2)	—
50%	Canterbury Sale Yards (1996) Limited	173	5	178	62	—	62	558	(484)	74	28
		45,458	40,190	85,648	(56,521)	(6,243)	(62,764)	227,342	(227,531)	(189)	1,959
30 June 2009
49%	Wool Partners International Limited	26,896	30,087	56,983	(8,306)	(18,469)	(26,775)	102,137	(106,066)	(3,929)	(1,806)
50%	Agritranz Limited	402	—	402	(257)	—	(257)	2,002	(1,910)	92	66
50%	Northfuels Limited	1,812	974	2,786	(2,651)	(412)	(3,063)	22,469	(22,846)	(377)	(100)
50%	Kelso Wrightson (2004) Limited	42	600	642	(151)	—	(151)	187	(328)	(141)	(61)
50%	The New Zealand Merino Company Limited	6,211	3,434	9,645	(2,024)	—	(2,024)	101,933	(99,571)	2,362	702
50%	Grasslands Innovation Limited	2,272	73	2,345	(1,413)	(1,001)	(2,414)	3,166	(3,134)	32	45
50%	Gramina Pty Limited	332	—	332	(274)	—	(274)	297	(298)	(1)	—
51%	Alfalfares S.R.L.	9,697	594	10,291	(4,151)	(5,196)	(9,347)	20,089	(20,447)	(358)	(226)
		47,664	35,762	83,426	(19,227)	(25,078)	(44,305)	252,280	(254,600)	(2,320)	(1,380)

On 1 July 2010 the Group sold its 50% interest in Northfuels Limited for book value.  The Group’s investment in Grasslands Innovations Limited via PGG Wrightson Seeds increased from 50% to 70% on 1 July 2010 resulting in a change in accounting method from an equity accounted associate to a consolidated subsidiary.

The Group sold its 50% shareholding in The New Zealand Merino Company Limited on 30 June 2011.  The sale price was $7,625,000 based on an independent valuation.

PGG Wrightson Limited had a loan to Wool Growers Holdings Limited (WGH) secured by the ordinary shares held by WGH in Wool Partners International Limited (WPI).  As a result of an unsuccessful capital raise by Wool Partners Co-operative the Company is entitled to exercise its security under its loan leading to WPI becoming a 100% subsidiary of PGG Wrightson Limited and resulting in a change in accounting method from an equity accounted associate to a fully consolidated subsidiary. The security was exercised on 10 August 2011 and control was deemed to be effective from 1 March 2011.

The Group did not consolidate losses from 1 July 2010 through to the date that Wool Partners International Limited (WPI) became a 100% subsidiary of the Group as the carrying value of the Group’s equity accounted interest was nil.  This was on the basis that the Group’s other investment in WPI would be able to be repaid in the short to medium term following a successful capital raise.  At the date of acquisition the fair value of PGG Wrightson Limited’s associate investment in ordinary shares was $nil . Therefore, no fair value gain or loss was recognised in the profit or loss relating to PGG Wrightson’s equity interest in ordinary shares on the date of acquisition. The post acquisition fair value of PGG Wrightson Limited’s investment in subsidiary was entirely represented by the Group’s other investments in Wool Partners International, which were no longer expected to be repaid in the short to medium term following an unsuccessful capital raising. The Group therefore recognised an impairment of $18,302,000 on its other investments on the date of acquisition — refer to Note 10.

The Group impaired its investment in NZ Velvet Marketing Company Limited, Kelso Wrightson (2004) Limited and Velvet Logistics Limited during the period.

9                 Non Operating Items

	Note	2011 $000	2010 $000	2009 $000
Silver Fern Farms due diligence and settlement costs		—	—	(49,600)
Gains/(loss) on sale of businesses, property plant and equipment		1,615	5,425	17,564
Discount on acquisition on purchase of business	23	3,286	666	—
Defined benefit superannuation plan	29	(1,656)	(2,420)	501
Restructuring		(8,499)	(2,116)	(2,614)
Silver Fern Farms supply contract	28	(9,555)	—	—
Write off goodwill on closure of Australian Real Estate and Livestock operation		—	—	(227)
Other non operating items		(7,220)	(2,596)	(12,821)
		(22,029)	(1,041)	(47,197)

10          Fair Value Adjustments

	Note	2011 $000	2010 $000	2009 $000
Continuing Operations
Fair value adjustments on investments		2,165	2,584	(40,880)
Impairment on consolidation of WPI		(18,302)	—	—
BioPacific Ventures	25	(3,153)	—	—
Assets held for sale	19	(793)	—	(3,200)
Biological assets	20	564	—	—
Derivatives not in qualifying hedge relationships		4,729	4,454	(4,908)
Commodity contracts		639	—	—
		(14,151)	7,038	(48,988)
Discontinued Operations
Assets held for sale	19	(9,441)	—	—
Derivatives not in qualifying hedge relationships PWF		(2,172)	338	907
Biological assets				(437)
Lease commitment				(2,000)
Risk share loan transfers				97
		(11,613)	338	(1,433)

11   Interest - Finance Income and Expense

	2011 $000	2010 $000	2009 $000
Finance income contains the following items:
Interest earned on interest rate swaps	—	7	1,615
Interest received from Group companies	1	—	—
Other interest income	2,707	5,491	2,504
Finance income	2,708	5,498	4,119

Interest funding expense
Interest on interest rate swaps	(3,069)	(7,829)	(5,250)
Interest on bank loans and overdrafts	(13,616)	(25,313)	(27,468)
Bank facility fees	(12,967)	(7,469)	(4,298)
Net loss on foreign denominated subsidiary loans	(1,143)	(1,419)	—
Finance expense	(30,795)	(42,030)	(37,016)
Less finance expenses from discontinued operations	—	70	1,521
Net interest and finance costs	(28,087)	(36,462)	(31,376)

12   Income Tax Expense

	2011 $000	2010 $000	2009 $000
Current tax expense
Current year	7,892	13,570	6,956
Tax on discontinued operations	(6,542)	(3,755)	(993)
Adjustments for prior years	(1,722)	(6,765)	7,843
	(372)	3,050	13,806
Deferred tax expense
Origination and reversal of temporary differences	(7,515)	(4,657)	856
Effect of change in tax rates	1,045	1,988	—
Tax on discontinued operations	3,795	—	—
Adjustments for prior years	2,462	6,223	(4,860)
	(213)	3,554	(4,004)
Total income tax expense	(585)	6,604	9,802

Profit for the year	(30,667)	23,304	(66,444)
Total income tax expense	(585)	6,604	9,802
Tax on discontinued operations	2,747	3,824	993
Profit excluding income tax	(28,505)	33,732	(55,649)

	2011%	2011 $000	2010%	2010 $000	2009%	2009 $000
Income tax using the Company’s domestic tax rate	30.0%	(8,552)	30.0%	10,120	32.9%	(18,333)
Effect of tax rates in foreign jurisdictions	-4.6%	1,310	2.8%	952	-1.5%	843
Non-deductible expenses	-28.4%	8,107	6.4%	2,169	-56.4%	31,384
Effect of reduction in corporate tax rate	-3.7%	1,045	-1.2%	(412)	0.0%	—
Adjustment to deferred tax on buildings	0.0%	—	7.1%	2,400	0.0%	—
Deductible expenses included in other comprehensive income	2.8%	(812)	-0.9%	(303)	0.0%	—
Taxable dividends from equity accounted associates	-3.3%	932	0.6%	212	0.0%	—
Tax effect of discontinued operations	9.6%	(2,747)	-11.3%	(3,824)	1.8%	(993)
Tax exempt income	2.1%	(608)	-12.4%	(4,168)	10.9%	(6,082)
Under/(over) provided in prior years	-2.6%	740	-1.6%	(542)	-5.4%	2,983
	2.1%	(585)	19.6%	6,604	29.1%	9,802

	2011 $000	2010 $000	2009 $000
Income tax recognised directly in equity
Deferred tax on movement of actuarial gains/losses on employee benefit plans	(194)	1,054	4,104
Total income tax recognised directly in equity	(194)	1,054	4,104

Imputation credits
Balance as at 1 July	2,592	(5,250)	2,960
Taxation paid (net of refunds)	—	6,500	9,200
Imputation credits/RWT attached to dividends received	1,288	229	288
Transfers, refunds and adjustments	—	1,113	—
Imputation credits attached to dividends paid	—	—	(17,698)
Balance as at 30 June	3,880	2,592	(5,250)

13   Discontinued Operations

In June 2011 the Group entered into a conditional share sale agreement with Heartland New Zealand Limited to sell its finance subsidiary PGG Wrightson Finance Limited (PWF) to Heartland’s wholly-owned subsidiary Heartland Building Society (Heartland).  The purchase price is to be an amount equal to the adjusted net tangible assets of PWF as at the completion date of the transaction, being 31 August 2011.  An impairment loss of $2.737 million has been recognised on transfer of the assets to held for sale following the share sale agreement.

In connection with the transaction PWF will transfer certain excluded loans to a wholly owned PGG Wrightson special purpose vehicle, which will work to realise or refinance these facilities over the short to medium term.

The transaction is conditional upon a number of approvals, including PGG Wrightson and Heartland shareholder approvals, where required, PWF debt holder consent, PWF and Heartland trustee consents, Heartland’s capital raising, as well as relevant Regulatory and Crown consents.

Profits attributable to the discontinued operation were as follows:

	2011 $000	2010 $000	2009 $000
Results of discontinued operations
Revenue	55,129	59,793	70,127
Expenses	(50,020)	(47,738)	(67,811)
	5,109	12,055	2,316
Fair value adjustments	2,171	(338)	(1,435)
Results from operating activities	7,280	11,717	881
Income tax expense	(2,747)	(3,755)	(993)
Profit/(loss) for the year	4,533	7,962	(112)
Basic and diluted earnings per share (New Zealand dollars)	0.01	0.01	0.00

Cash flows from discontinued operations
Net cash from operating activities	4,814	20,129	12,667
Net cash from/(used in) discontinued operation	4,814	20,129	12,667

Effect of disposal on the financial position of the Group
Property, plant and equipment	(47)	(588)	(248)
Intangibles	(280)	—	—
Inventories and biological assets	—	(41)	(815)
Trade and other receivables	(430,731)	—	(3,692)
Cash and cash equivalents	(71,617)	—	—
Trade and other payables	417,198	—	3,191
Income tax	(6,115)	—	—
Net identifiable assets and liabilities	(91,592)	(629)	(1,564)

14   Earnings Per Share and Net Tangible Assets

Basic earnings per share

The calculation of basic earnings per share at 30 June 2011 was based on the profit/(loss) attributable to ordinary shareholders of ($30,667,000) (2010: profit of $23,304,000) by the weighted average number of shares, 758,136,443 (2010: 549,601,194) on issue.  There are no dilutive shares or options (2010: Nil).

	2011 $000	2010 $000	2009 $000
Number of shares
Weighted average number of ordinary shares for earnings per share calculation	758,136	549,601	296,852
Number of ordinary shares at year end	754,849	758,441	640,174

The company acquired 3,591,769 PGG Wrightson Limited shares during the period in accordance with the terms of the senior executive share incentive scheme.  In return, the loans provided to the executives for purchase of the shares under the scheme were cancelled.   The shares (previously held as treasury stock) were cancelled upon acquisition.  The acquisition and cancellation had no impact on profit or cash for the period ended 30 June 2011.

	2011 $000	2010 $000
Net Tangible Assets
Total assets	1,449,026	1,526,882
Total liabilities	(844,685)	(891,412)
less intangible assets	(333,909)	(335,506)
less deferred tax	(8,003)	(8,410)
	262,429	291,554

15   Cash and Bank Facilities

	2011 $000	2010 $000
Cash and cash equivalents/(bank overdraft)	216	24,246
Current bank facilities	(52,194)	(23,809)
Term bank facilities	(124,500)	(198,868)
	(176,478)	(198,431)

The Company has bank facilities of $239.5 million (2010: $293.0 million), Group $365.5 million (2010: $413.0 million).  The Company has granted to ANZ National Bank Limited a general security deed and mortgage over all its assets.  ANZ National Bank Limited holds this security on trust for the banking syndicate (ANZ National Bank Limited, Bank of New Zealand Limited and Westpac Banking Corporation Limited).

The Company bank syndicate facilities include:

•                  A term debt facility of $124.5 million that matures on 31 August 2012.

•                  A working capital facility of $75.0 million that matures on 29 February 2012.

•                  Overdraft and guarantee facilities of $40.0 million.

The Group bank facilities include a $100 million syndicated facility with security over PGG Wrightson Finance Limited assets that ranks equally with bond and debenture investors.  The facility matures on 1 December 2013.  There is also an overdraft facility of $1.0 million.

During the period Wool Partners International Limited (WPI) became a fully owned subsidiary of the Group.  WPI has bank facilities of $24.5 million and an overdraft facility of $0.5 million.  As at 30 June 2011 and during the period ending 30 June 2011 WPI was not in compliance with banking covenants imposed by the ANZ National Bank Limited.  Subsequent to 30 June 2011 ANZ National Bank Limited has waived its rights arising from previous non-compliance of those covenants, and up to and including 30 September 2011.  From 30 September 2011 onwards the waiver will cease to be effective and the facilities will (unless otherwise agreed) become immediately repayable on 30 September 2011.

16   Derivative Financial Instruments

	2011 $000	2010 $000
Derivative assets held for risk management	6,103	5,640
Derivative liabilities held for risk management	(3,495)	(4,753)
Net derivatives held for risk management	2,608	887

Cash flow hedges of interest rate risk

The Company uses interest rate swaps to hedge its exposure to changes in the market rates of variable and fixed interest rates.

Other derivatives held for risk management

The Company also uses interest rate swaps, not designated in a qualifying hedge relationship, to manage its exposure to the timing mismatch of assets and liabilities.

17   Trade and Other Receivables

	2011 $000	2010 $000
Accounts receivable	219,000	179,441
Less provision for doubtful debts	(8,734)	(7,040)
Net accounts receivable	210,266	172,401
Other receivables and prepayments	19,789	36,109
	230,055	208,510
Analysis of movements in provision for doubtful debts
Balance at beginning of year	(7,040)	(3,020)
Movement in provision	(1,694)	(4,020)
Balance at end of year	(8,734)	(7,040)

Receivables denominated in currencies other than the functional currency comprise $36.6 million (2010: $86.8 million) of trade receivables denominated in AUD $20.6 million (2010:$17.4 million), USD $13.3 million (2010: $59.5 million), EUR $2.4 million (2010: $9.3 million) and GBP $0.3 million (2010: $0.5 million).

18   Finance Receivables

As a result of the Group entering into a conditional share sale agreement to sell its finance subsidiary PWF to Heartland Building Society, PWF has been reclassified to discontinued operations (Note 13).  Finance Receivables are included in assets held for sale (Note 19).

	2011 $000	2010 $000
Finance receivables - less than one year	—	432,107
Finance receivables - greater than one year	—	110,262
	—	542,369
Less provision for doubtful debts	—	(12,250)
	—	530,119
Impairment:
Balance at the beginning of the period	—	(3,627)
Impaired losses recognised in the income statement	—	(8,253)
Amounts written off in the income statement	—	(696)
Reversals of amounts previously recognised in the income statement	—	326
Movement in specific provision and bad debts written off	—	(12,250)

The status of the receivables at the reporting date is as follows:

	Not impaired 2011 $000	Impaired 2011 $000	Not impaired 2010 $000	Impaired 2010 $000
Not past due	—	—	454,485	—
Past due 0 - 90 days	—	—	564	12,925
Past due 91 - 365 days	—	—	11,411	28,410
Past due more than 1 year	—	—	10,541	24,033
Impairment	—	—	—	(12,250)
	—	—	477,001	53,118

	2011 $000	2010 $000
Asset Quality - Finance Loans and Receivables
Neither past due or impaired	—	454,485
Individually impaired loans	—	65,368
Past due loans	—	22,516
Provision for credit impairment	—	(12,250)
Total carrying amount	—	530,119

Aging of Past Due but not Impaired
Past due 1-90 days	—	564
Past due 91-180 days	—	560
Past due 180-365 days	—	10,851
Past due more than 365 days	—	10,541
Total past due but not impaired assets	—	22,516

90 Day Past Due Assets (includes impaired assets)
Balance at the beginning of the year	—	36,404
Additions to 90 day past due assets	—	44,008
Reduction in 90 day past due assets	—	(6,017)
Balance at the end of the year	—	74,395

Impaired Assets
Balance at the beginning of the year	—	23,104
Additions to individually impaired assets	—	42,960
Amounts written off	—	(696)
Balance at the end of the year	—	65,368
Provision for credit impairment	—	(12,250)
Net carrying amount of impaired assets	—	53,118

19   Assets Held for Sale

PGG Wrightson Finance Limited

As a result of the conditional share sale agreement signed with Heartland New Zealand Limited to sell PGG Wrigghtson Finance Limited to Heartland Building Society the assets of PWF included in the share sale agreement have been classified as held for sale.  An impairment of $2.7 million has been recognised on reclassification of these assets to held for sale. Certain loans are excluded from the sale and are to be transferred to a wholly owned PGG Wrightson special purpose vehicle, which will work to realise or refinance these facilities over the short to medium term.  Accordingly, the Group has also classified these assets as held for sale.  An impairment of $6.7 million has been recognised on reclassification of these assets to held for sale.

Properties

The Group currently has three properties classed as held for sale.  The properties are on the market and are held at market value (Note 10).  An impairment of $0.8 million has been recognised on reclassification to held for sale.

An total impairment loss of $10.2 million  (2010: Nil) on the re-measurement of the disposal groups to the lower of their carrying amount and fair value less costs to sell has been recognised in Fair Value Adjustments.

	2011 $000	2010 $000
Assets classified as held for sale
Property, plant and equipment	607	44
Intangibles	280	—
Cash and cash equivalents	71,617	—
Finance and other and other receivables	436,846	—
	509,350	44
Liabilities classified as held for sale
Finance and other payables	(417,198)	—
	(417,198)	—

20   Biological Assets

	Note	2011 $000	2010 $000
Livestock
Opening balance		23,213	3,861
Increase due to acquisitions		45,968	42,858
Decrease due to sales		(44,072)	(23,817)
Net decrease due to births, deaths and category changes		(108)	311
Changes in fair value	10	564	—
Closing balance		25,565	23,213

Current		25,367	23,029
Non-current breeding stock		198	184
		25,565	23,213

As at 30 June 2011, livestock held for sale comprised 17,641 cattle, 81,491 sheep and 302 other (consisting of bulls and deer) (2010: 20,161 cattle, 95,195 sheep and 11,967 other (consisting of bulls, deer and semen)).  During the year the Group sold 27,655 cattle, 283,097 sheep and 24 other (2010: 10,548 cattle, 148,208  sheep and 1,079 other).

21   Inventory

	2011 $000	2010 $000
Merchandise/finished goods	225,778	201,092
Work in progress	11,363	22,941
Less provision for inventory writedown	(6,881)	(5,773)
	230,260	218,260

Consideration is given to factors such as age, germination levels and quality when assessing the net realisable value of seeds inventory.

22   Deferred Tax Assets and Liabilities

	Assets 2011 $000	Assets 2010 $000	Liabilities 2011 $000	Liabilities 2010 $000	Net 2011 $000	Net 2010 $000
Recognised deferred tax assets and liabilities
Deferred tax assets and liabilities are attributable to the following:

Property, plant and equipment	35	599	(3,258)	(8,628)	(3,223)	(8,029)
Intangible assets	—	—	(2,001)	(145)	(2,001)	(145)
Provisions	11,814	17,942	—	—	11,814	17,942
Other items	1,438	—	(25)	(1,358)	1,413	(1,358)
Tax (asset)/liability	13,287	18,541	(5,284)	(10,131)	8,003	8,410

Movement in temporary differences during the year

	Balance 1 Jul 2008 $000	Recognised in profit or loss $000	Recognised in other comprehensive income $000	Balance 30 Jun 2009 $000	Recognised in profit or loss $000	Recognised in other comprehensive income $000	Balance 30 Jun 2010 $000	Recognised in profit or loss $000	Recognised in other comprehensive income $000	Balance 30 Jun 2011 $000

Property, plant and equipment	(4,951)	(2,013)	—	(6,964)	923	—	(6,041)	5,218	—	(823)
Change in deferred tax on buildings	—	—	—	—	(2,400)	—	(2,400)	—	—	(2,400)
Change in corporate tax rate	—	—	—	—	412	—	412	(1,046)	—	(634)
Intangible assets	377	(546)	—	(169)	24	—	(145)	(1,856)	—	(2,001)
Derivatives	226	(226)	—	—	—	—	—	—	—	—
Employee benefits	465	—	4,104	4,569	—	1,054	5,623	(1,515)	(194)	3,914
Provisions	7,635	89	—	7,724	4,595	—	12,319	(3,785)	—	8,534
Other items	(50)	(1,308)	—	(1,358)	—	—	(1,358)	2,771	—	1,413
	3,702	(4,004)	4,104	3,802	3,554	1,054	8,410	(213)	(194)	8,003

Unrecognised tax losses / Unrecognised temporary differences

The Company does not have any unrecognised tax losses or unrecognised temporary differences.

Change in tax rate

During the year the Government announced that the company tax rate will reduce from 30% to 28% effective for years beginning on or after 1 April 2011.  Deferred tax is recognised at the rates of tax that are expected to be in effect when the items giving rise to deferred tax crystallise.

23           Group entities

			Ownership interest
Significant Subsidiaries	Country of Incorporation	Direct Parent	2011%	2010%
Agriculture New Zealand Limited	New Zealand	PGG Wrightson Limited	100%	100%
Agri-Feeds Limited	New Zealand	PGG Wrightson Limited	100%	100%
AgriTech South America Limited	New Zealand	PGG Wrightson Limited	100%	100%
Grasslands Innovation Limited	New Zealand	PGG Wrightson Limited	70%	50%
PGG Wrightson Consortia Research Limited	New Zealand	PGG Wrightson Limited	100%	100%
PGG Wrightson Employee Benefits Plan Trustee Limited	New Zealand	PGG Wrightson Limited	100%	100%
PGG Wrightson Finance Limited	New Zealand	PGG Wrightson Limited	100%	100%
PGG Wrightson Real Estate Limited	New Zealand	PGG Wrightson Limited	100%	0%
PGG Wrightson Seeds Limited	New Zealand	PGG Wrightson Limited	100%	100%
PGG Wrightson Trustee Limited	New Zealand	PGG Wrightson Limited	100%	100%
PGW Corporate Trustee Limited	New Zealand	PGG Wrightson Limited	100%	100%
Wool Partners International Limited (Renamed PGG Wrightson Wool 1 July 2011)	New Zealand	PGG Wrightson Limited	100%	49%
PGG Wrightson Funds Management Limited	New Zealand	PGG Wrightson Investments Limited	100%	100%
Agricom Limited	New Zealand	PGG Wrightson Seeds Limited	100%	100%
PGG Wrightson Genomics Limited	New Zealand	PGG Wrightson Seeds Limited	100%	100%
Wrightson Seeds Limited	New Zealand	PGG Wrightson Seeds Limited	100%	100%
PGG Seeds Australia Pty Limited	Australia	PGG Wrightson Limited	100%	100%
PGG Wrightson Real Estate Australia Pty Limited	Australia	PGG Wrightson Limited	100%	100%
PGG Wrightson Seeds (Australia) Pty Limited	Australia	PGG Wrightson Limited	100%	100%
AusWest Seeds Pty Limited	Australia	PGG Wrightson Seeds (Australia) Pty Limited	100%	100%
Stephen Pasture Seeds Pty Limited	Australia	AusWest Seeds Pty Limited	100%	100%
Juzay S.A.	Uruguay	PGG Wrightson Investments Limited	100%	100%
Wrightson Pas S.A. Limited	Uruguay	PGG Wrightson Investments Limited	100%	100%
PGG Wrightson Uruguay Limited	Uruguay	Juzay S.A.	100%	100%
Hunker S.A. (t/a Rural Centre)	Uruguay	Juzay S.A.	100%	100%
Lanelle S.A. (t/a Riegoriental)	Uruguay	Juzay S.A.	70%	70%
Afinlux S.A. (t/a Romualdo Rodriguez)	Uruguay	Juzay S.A.	51%	51%
Idogal S.A. (t/a Veterinaria Lasplaces)	Uruguay	Juzay S.A.	51%	51%
Agrosan S.A.	Uruguay	Wrightson Pas S.A. Limited	100%	100%
Alfalfares S.R.L.	Argentina	Wrightson Pas S.A. Limited	51%	51%
NZ Ruralco Participacoes Ltda	Brazil	Wrightson Pas S.A. Limited	100%	100%

Acquisition of Subsidiaries or Businesses

During the year ending 30 June 2011, the Group made the following acquisitions:

•                  On 22 November 2010, PGG Wrightson Seeds Australia Pty Ltd, a subsidiary of the Group purchased the assets and business of Keith Seeds.  Keith Seeds operations cover the production of pasture and oil seeds, a variety of legumes and birdseed. It exports to South America, the Middle East, Europe, Asia, and North America and is based in the town of Keith, South Australia.  In the year to 30 June 2011 it contributed a loss of $1.2 million.

•                  On 1 December 2010, the Group purchased the assets and business of Corsons Seeds.  Corsons Seeds operations cover development, production and marketing of maize and sweetcorn hybrid seed.  In the year to 30 June 2011 Corsons Seeds contributed a loss of $0.6 million.

•                  On 9 May 2011, the Group purchased the assets and business of Southedge Seeds in Australia.  Southedge Seeds operations cover the production of tropical pasture seed.  Southedge Seeds is located in the town of Mareeba, on the Atherton Tablelands of northern Queensland, Australia.  In the year to 30 June 2011 it contributed a loss of $0.2 million.

•                  As a result of PGG Wrightson Limited assuming control over WPI effective from 1 March 2011 and exercising its security under its loan to WGH on 10 August 2011, WPI became a subsidiary of PGG Wrightson Limited.  In the year to 30 June 2011 it contributed a loss of $0.2 million.

If these acquisitions had occurred on 1 July 2010, the estimated Group revenue would have been $131.7 million higher and profit would have been $4.4 million higher for the year ended 30 June 2011.

The significant acquisitions had the following effect on the assets and liabilities of the Group at the acquisition dates:

	Note	Corson Seeds	Keith Seeds	South Edge Seeds	WPI	Di Santi Live Export SA	Grasslands Innovation	$000
Cash balances		—	—	—	(1,651)	—	1,948	297
Trade debtors and accruals		—	119	176	15,404	—	2,802	18,501
Inventory		494	1,798	1,837	13,237	—	2	17,368
Current assets		494	1,917	2,013	26,990	—	4,752	36,166

Intangible assets		500	—	—	601	—	—	1,101
Property plant and equipment		1,672	8,421	1,046	3,962	—	—	15,101
Non - current assets		2,172	8,421	1,046	4,563	—	—	16,202

Trade creditors and accruals		(89)	(1,017)	(1,279)	(5,561)	—	(3,745)	(11,691)
Term bank facilities		—	—	—	(22,450)	—		(22,450)
Current liabilities		(89)	(1,017)	(1,279)	(28,011)	—	(3,745)	(34,141)

Advances		101	—	—	(15,012)	516	(987)	(15,382)
Non - current liabilities		101	—	—	(15,012)	516	(987)	(15,382)
Net assets acquired
Goodwill arising on acquisition		—	—	215	11,470	—	—	11,685
		—	—	215	11,470	—	—	11,685

Discount on acquisition	9	—	(3,286)	—	—	—	—	(3,286)
		—	(3,286)	—	—	—	—	(3,286)

Cash paid		2,678	6,035	1,995	—	516	20	11,244

In 2010 the Group purchased the assets of Keith Seeds in Australia.  Valuations of the assets were performed at the time of acquisition.  The amount paid for certain assets was lower than their fair value and resulted on a gain on purchase of business of $3.286 million and a corresponding increase in property, plant and equipment and inventory.

In addition, from 21 September 2010 Grasslands Innovation Limited has been accounted for as a subsidiary rather than an equity accounted associate.  Grasslands Innovation Limited did hold not any property, plant and equipment.   Net assets added to the Group as part of this change are included above.   The Group increased its investment in BioPacific Ventures  requiring a cash outflow of $0.8 million.

24           Equity Accounted Associates

	Note	2011 $000	2010 $000	2009 $000

Movement in carrying value of equity accounted investees
Opening balance		3,759	3,268	3,141
New investments		—	141	100
Capitalisation of loan		—	—	378
Divestment of Associate		(1,047)	—	—
Reclassification of investments in associates		—	(1,135)	1,615
Impairment of investments in associates		(226)	—	—
Share of profit/(loss)	8	789	1,959	(1,380)
Dividends received		(3,107)	(474)	(586)
Closing balance		168	3,759	3,268

There is no goodwill included in the carrying value of equity accounted investees (2010: Nil).

25     Other Investments

	Note	2011 $000	2010 $000
NZ Farming Systems Uruguay Limited		—	15,476
BioPacificVentures Limited	36	9,435	12,084
Sundry other investments including saleyards		1,290	6,280
Advances to associates		(62)	51,538
		10,663	85,378

The Company sold its investment in NZ Farming Systems Uruguay Limited (NZFSU) during the period.  The sale price was equivalent to the fair value of the investment.

The Company sold its 50% investment in the New Zealand Merino Company Limited during the period for a sale price of $7.625 million.  Previously, the investment was held at cost.

During the year new information became available in respect to the fair value of the Group’s investment in BioPacific Ventures.  Accordingly the Group recognised a change in fair value of the investments held under BioPacific Ventures of $3.2 million.  Previously, the investment was held at cost.  The investment is now classified as level 3 in the financial instruments note (Note 33).  Saleyards investments, which do not have a market price in an active market and whose fair value can not be reliably determined, are carried at cost.

Advances to associates includes small loans to various saleyard entities, livestock and seeds activities.

26     Intangible Assets

	Software $000	Trademarks & Patents $000	Goodwill $000	Total $000
Cost
Balance at 1 July 2009	24,471	500	340,444	365,415
Additions	1,358	—	—	1,358
Adjusted as part of a business combination	92	—	(4,552)	(4,460)
Disposals and reclassifications	(148)	—	—	(148)
Effect of movement in exchange rates	1	—	1,092	1,093
Balance at 30 June 2010	25,774	500	336,984	363,258

Balance at 1 July 2010	25,774	500	336,984	363,258
Additions	896	—	—	896
Added as part of a business combination	131	1,012	11,685	12,828
Disposals and reclassifications	(9,584)	—	—	(9,584)
Impairment	(3,044)	—	—	(3,044)
Effect of movement in exchange rates	(10)	—	(1,787)	(1,797)
Balance at 30 June 2011	14,163	1,512	346,882	362,557

Amortisation and impairment losses
Balance at 1 July 2009	8,127	75	17,080	25,282
Amortisation for the year	1,882	—	—	1,882
Additions	7	—	—	7
Disposals	581	—	—	581
Balance at 30 June 2010	10,597	75	17,080	27,752

Balance at 1 July 2010	10,597	75	17,080	27,752
Amortisation for the year	2,432	—	—	2,432
Added as part of a business combination	41	500	—	541
Disposals and reclassifications	(6,502)	—	4,425	(2,077)
Balance at 30 June 2011	6,568	575	21,505	28,648

Carrying amounts
At 1 July 2009	16,344	425	323,364	340,133
At 30 June 2010	15,177	425	319,904	335,506

At 1 July 2010	15,177	425	319,904	335,506
At 30 June 2011	7,595	937	325,377	333,909

Impairment testing for cash-generating units containing goodwill

For the purpose of impairment testing, goodwill is allocated to the Group’s operating divisions which represent the lowest level within the Group at which the goodwill is monitored for internal management purposes. The impairment tests for cash-generating units were based on the value in use, being higher than the fair value less costs to sell.

The aggregate carrying amounts of goodwill allocated to each unit are as follows:

	2011 $000	2010 $000
Merchandising	—	—
Livestock	80,000	80,000
Other AgriServices	22,046	18,401
AgriTech	223,331	221,503
	325,377	319,904

The value in use was determined by discounting the expected post tax future cash flows generated from the continuing use of each unit.  Cash flows were projected based on a combination of actual operating results, the 2012 budget, 2013 and 2014 forecasted results, and forecast results for a further two years assuming the growth rates below.  At the end of the five year period a terminal year is added to represent a steady state operating position.  The cash flows are then discounted.

The Directors have considered market share transactions in the current year and concluded that the value in use model, and assumptions made, continue to be appropriate for the medium to long term assessment of goodwill.

Key assumptions used in the discounted cash flow projections

Key assumptions used in the calculation of recoverable amounts are the discount rate, growth rates including the terminal growth rate, working capital assumptions and capital expenditure.

Discount rate

A discount rate is based on the Group’s calculated weighted average cost of capital was used.  A post tax discount rate of 9.1% was applied (2010: 8.78%).  This discount rate was assessed for reasonableness by an external advisor.

Growth rates used

2012 cash flows are based on the budget approved by the Board of Directors.  The 2012 budget was based on a business as usual model and involved Livestock, Store, Retail and Regional Managers and the equivalent on the AgriTech side who prepared a detailed bottom-up budget for the period.  This included actual 2011 results and made no allowance for any transactions that were not announced as at 30 June 2011.  The budget provided the following for the respective cash generating units:

Livestock — The 2012 budget takes a conservative view on livestock tallies and prices, with modest growth over the following 2 years.  Following that, new Export Livestock contracts are expected to be implemented.

Other AgriServices — Other AgriServices shows a step change in 2012 due to the acquisition of the wool business, with additional growth in future years consistent with the Directors’ plans for focusing operations in this sector.

AgriTech — 2012 will see a recovery in the Australian market following 2011’s extreme weather events.  Growth through development of recent acquisitions is expected to provide further improvements over a number of years.

The Directors believe that the planned growth per year for each cash generating unit, for the next five years is reasonably achievable and is consistent with the medium term growth rates for the industry.

The 2013 and 2014 cash flows are based on forecasts prepared on the same basis as the 2012 budgets, with the exception of Corporate costs, which remain constant.  This is considered to be appropriate due to the focus on the AgriServices and AgriTech divisional strategy. The 2015 and 2016 years assume a 10% growth rate (2010: 5%) which is slightly reduced from the budgeted Group growth rate.

The table below summarises the EBITDA growth assumptions within the respective value in use models.

Growth Rate	2012	2013	2014	2015	2016

Livestock	-1%	4%	3%	10%	10%
Other AgriServices	191%	26%	18%	10%	10%
AgriTech	37%	11%	10%	10%	10%

Terminal growth rate

All CGU’s have five years of cash flows included in their discounted cash flow models.  Beyond this period a long term growth rate of 3% (2010: 2%) has been applied in perpetuity to determine a terminal value of the CGU.

Working capital assumptions

The cash flow impact of movements in working capital is forecast based on the following key working capital assumptions.

Debtor days	57
Creditor days	(73)
Inventory days	72
56

Capital expenditure

The capital asset base is forecast to remain constant.  As capital assets reach the end of their useful lives, they will be replaced, meaning that capital expenditure is forecast to offset expected depreciation of the current asset base.

Other Key Assumptions

•                      Corporate overheads have been allocated to the business units reported above on the basis of the amount of revenue they generate divided by total group revenue. In addition, the Merchandising, Livestock and Other AgriServices units operate a regional administration structure whose costs have been allocated to these units on the same basis as corporate costs.

•                      The tax rate applying to these cash flows is 28%.

•                      The value in use models assumed that the current proposed sale of PGG Wrightson Finance Limited to Heartland New Zealand Limited is finalised.

•                      Cash flows from the exit of loans to be retained by PGW following the sale of PGG Wrightson Finance Limited are expected to occur during the 2012 financial year.

Sensitivity to changes in assumptions

The estimated recoverable amounts of all CGU’s tested for impairment exceed the carrying value by the amounts detailed in the table below.

	2011 $000	2010 $000
Excess of recoverable amount over carrying value
Livestock	8,307	83,587
Other AgriServices	155,035	80,161
AgriTech	248,844	211,705
	412,186	375,453

Management have assessed the carrying value of the net assets in CGU’s with no goodwill allocation and consider those assets are fully recoverable and not impaired.

Management have identified five key assumptions for which there could be a reasonable possible change that could cause the carrying amount to exceed the recoverable amount.  The table below shows the amount that each of these assumptions are required to change individually, in isolation of all other assumptions, in order for the estimated recoverable amount to be equal to the carrying amount.

	Change in discount rate %	Decrease in actual EBITDA against forecast annual EBITDA (2012-2015)	Change in capital expenditure per year above depn & amort $000	Increase in working capital days	(Decrease) in terminal growth %
Livestock	0.7%	-5.5%	756	13	N/A	*
Other AgriServices	16.9%	-93.0%	14,108	194	N/A	*
AgriTech	5.4%	-40.0%	22,644	112	N/A	*

*No reasonable change could arise in this assumption which would result in an impairment within this CGU.

27   Property, Plant and Equipment

	Land $000	Buildings $000	Plant and equipment $000	Capital works project $000	Total $000
Cost
Balance at 1 July 2009	15,059	19,167	87,802	5,175	127,203
Additions	413	2,716	5,172	(2,552)	5,749
Added as part of a business combination	10	339	3,688	—	4,037
Disposals and transfers to other asset classes	(370)	7,099	(8,205)	(1,112)	(2,588)
Revalued on initial measurement (see note 26)	459	1,808	2,285	—	4,552
Effect of movements in exchange rates	29	344	(889)	—	(516)
Balance at 30 June 2010	15,600	31,473	89,853	1,511	138,437

Balance at 1 July 2010	15,600	31,473	89,853	1,511	138,437
Additions	216	103	3,615	1,426	5,360
Added as part of a business combination	—	—	15,271	54	15,325
Disposals and transfers to other asset classes	(340)	(4,749)	(26,306)	—	(31,395)
Revalued on initial measurement	484	2,054	1,882	—	4,420
Effect of movements in exchange rates	38	268	233	—	539
Balance at 30 June 2011	15,998	29,149	84,548	2,991	132,686

Depreciation and impairment losses
Balance at 1 July 2009	—	5,088	55,061	—	60,149
Depreciation for the year	—	13	5,557	—	5,570
Depreciation on discontinued operations	—	—	(209)	—	(209)
Depreciation recovered to COGS	—	—	(186)	—	(186)
Additions	—	—	123	—	123
Added as part of a business combination	—	38	224	—	262
Disposals and transfers to other asset classes	—	(1,471)	(2,658)	—	(4,129)
Effect of movements in exchange rates	—	94	(397)	—	(303)
Balance at 30 June 2010	—	3,762	57,515	—	61,277

Balance at 1 July 2010	—	3,762	57,515	—	61,277
Depreciation for the year	—	378	8,047	—	8,425
Depreciation on discontinued operations	—	—	(204)	—	(204)
Depreciation recovered to COGS	—	—	(529)	—	(529)
Additions	—	—	(3)	—	(3)
Added as part of a business combination	—	—	226	—	226
Disposals and transfers to other asset classes	—	(1,083)	(28,789)	—	(29,872)
Effect of movements in exchange rates	—	210	(1,027)	—	(817)
Balance at 30 June 2011	—	3,267	35,236	—	38,503

Carrying amounts
At 1 July 2009	15,059	14,079	32,741	5,175	67,054
At 30 June 2010	15,600	27,711	32,338	1,511	77,160

At 1 July 2010	15,600	27,711	32,338	1,511	77,160
At 30 June 2011	15,998	25,882	49,312	2,991	94,183

Property, plant and equipment under construction

During the year ended 30 June 2011, the Group completed property projects in Wellsford, Walton and Rolleston. A property project in Ashburton has been committed for completion in the following year.

28   Trade and Other Payables

	2011 $000	2010 $000
Trade creditors	144,202	146,800
Loyalty reward programme	1,318	1,603
Deposits received in advance	8,687	11,619
Accruals and other liabilities	61,579	56,312
Employee entitlements	14,542	11,385
	230,328	227,719

Payable within 12 months	222,513	226,156
Payable beyond 12 months	7,815	1,563
	230,328	227,719

Payables denominated in currencies other than the functional currency comprise $59.1million (2010: $77.6 million) of trade payables denominated in USD $30.6 million (2010: $53.7 million), AUD $8.1 million (2010: $21.6 million), EUR $18.9 million (2010: $1.7 million) and GBP $1.6 million (2010: $0.6 million).

Provisions

Silver Fern Farms Supply Contract

In 2009 the Company entered into a supply contract with Silver Fern Farms Limited. The contract term expires in September 2019.  To the extent that the Company is unable to meet the annual supply targets under the contract, in certain circumstances it is required to make a payment to Silver Fern Farms in respect of the shortfall.  Due to the level of supply and current livestock market trends the Directors consider that it is appropriate to create a provision of approximately $9.6 million which represents the Directors best estimate of the expected short supply liability over the remaining term of the contract.  See also contingent liabilities commentary in Note 37.

	2011 $000	2010 $000
Balance as at 1 July	—	—
Provision	9,555	—
Balance as at 30 June	9,555	—

Loyalty reward programme

The PGG Wrightson Loyalty Reward Programme is run in conjunction with the co-branded American Express card.  A provision is retained for the expected level of points redemption.

Balance as at 1 July	1,603	1,919
Additional provision made	795	864
Amount utilised	(1,080)	(1,180)
Balance as at 30 June	1,318	1,603

29   Defined Benefit Asset / Liability

	2011 $000	2010 $000
Present value of funded obligations	(69,145)	(66,040)
Fair value of plan assets	52,175	47,834
Total defined benefit asset / (liability)	(16,970)	(18,206)

The Group makes contributions to two defined benefit plans that provide a range of superannuation and insurance benefits for employees and former employees.  The plan’s retired employees are entitled to receive an annual pension payment payable on their life and in some cases on the life of a surviving spouse.

	PGG Wrightson Employment Benefits Plan		Wrightson Retirement Plan
	2011	2010	2011	2010
Plan assets consist of:
NZ equities	63%	65%	63%	65%
Fixed interest	34%	33%	34%	33%
Cash	3%	2%	3%	2%
	100%	100%	100%	100%

	2011	2010
Actuarial Assumptions:
Principal actuarial assumptions at the reporting date (expressed as weighted averages):
Discount rate used (10 year New Zealand Government Bond rate)	5.04%	5.35%
Expected return on plan assets	6.00%	6.00%
Future salary increases	3.50%	3.50%
Future pension increases	2.50%	2.50%

Assumptions regarding future mortality are based on published statistics and mortality tables.  The average remaining life expectancy of an individual retiring at age 65 is 19 years for males and 22 years for females.  The overall expected long-term rate of return on assets is 6 percent.  The expected long-term return is based on the portfolio as a whole and not on the sum of the returns on individual asset categories.  The return is based on expected future returns of the different asset classes and the investment policies for the plans.

	2011 $000	2010 $000	2009 $000	2008 $000	2007 $000
Historical information
Present value of the defined benefit obligation	69,145	66,040	61,863	68,705	71,709
Fair value of plan assets	(52,175)	(47,834)	(48,183)	(69,528)	(74,662)
Deficit / (surplus) in the plan	16,970	18,206	13,680	(823)	(2,953)

The Group expects to pay $3.761 million (2011: $2.244 million) in contributions to defined benefit plans in 2012.  Member contributions are expected to be $1.128 million (2011: $1.378 million).

	Note	2011 $000	2010 $000
Movement in the liability for defined benefit obligations:
Liability for defined benefit obligations at 1 July		66,040	61,863
Benefits paid by the plan		(4,980)	(5,631)
Current service costs and interest		4,486	5,236
Member contributions		1,378	1,651
Actuarial (gains)/losses recognised in equity		2,221	2,921
Liability for defined benefit obligations at 30 June		69,145	66,040

Movement in plan assets:
Fair value of plan assets at 1 July		47,834	48,183
Contributions paid into the plan		3,622	3,127
Benefits paid by the plan		(4,980)	(5,631)
Expected return on plan assets		2,830	2,816
Actuarial gains/(losses) recognised in equity		2,869	(661)
Fair value of plan assets at 30 June		52,175	47,834

Expense recognised in profit or loss:
Current service costs		2,113	2,939
Interest on obligation		2,373	2,297
Expected return on plan assets		(2,830)	(2,816)
Recognised in Non-Trading Items	9	1,656	2,420
Actual return on plan assets		5,577	2,126

Gains and losses recognised in equity:
Cumulative gains/(losses) at 1 July		(18,942)	(14,416)
Net profit and loss impact from current period costs		(1,656)	(2,420)
Recognised during the year		648	(2,106)
Cumulative gains/(losses) at 30 June		(19,950)	(18,942)

30   Capital and Reserves

	No. of shares 2011 000	No. of shares 2010 000	No. of shares 2009 000	2011 $000	2010 $000	2009 $000
On issue at 1 July	758,441	315,816	289,324	640,174	408,850	374,508
Share placement and rights offer	—	442,625	—	—	216,854	—
Issue of convertible redeemable notes	—	—	—	—	33,850	—
Capital issue costs	—	—	—	—	(11,033)	—
Treasury stock	—	—	—	—	(8,347)	—
Bonus issues	—	—	16,492	—	—	22,342
Issued to Silver Fern Farms	—	—	10,000	—	—	12,000
Share cancellation	(3,592)	—	—	—	—	—
Share capital on issue at 30 June	754,849	758,441	315,816	640,174	640,174	408,850

All shares are ordinary fully paid shares with no par value, carry equal voting rights and share equally in any profit on the winding up of the Group.

Convertible redeemable notes have a principal amount of $1 each, convertible by the Company after 15 July 2011.  Interest is payable quarterly in arrears at 8% per annum.  The NZDX has classified the Convertible Redeemable Notes as debt.  The notes do not have a maturity date but it is expected that they will be redeemed within the next five years.  They rank below debt and ahead of ordinary shares on liquidation of the Company.

Foreign currency translation reserve

The translation reserve comprises all foreign currency differences arising from the translation of the financial statements of foreign operations as well as from the translation of liabilities that hedge the Company’s net investment in a foreign subsidiary.

Realised capital reserve

The realised capital reserve comprises the cumulative net capital gains that have been realised.

Revaluation reserve

The revaluation reserve relates to historic revaluations of property, plant and equipment.

Hedging reserve

The hedging reserve comprises the effective portion of the cumulative net change in the fair value of cash flow hedging instruments related to hedged transactions that have not yet settled.

Defined benefit plan reserve

The defined benefit plan reserve contains actuarial gains and losses on plan assets and defined benefit obligations.

Fair value reserve

The fair value reserve comprises the cumulative net change in the fair value of available-for-sale financial assets until the investments are derecognised or impaired.

Retained earnings

Retained earnings equals accumulated undistributed profit.

Dividends

No dividends were declared and paid by the Group for the year ended 30 June (2010: $Nil).

$Nil per qualifying ordinary share (2010: $Nil)

31   Reconciliation of Profit After Tax With Net Cash Flow from Operating Activities

	2011 $000	2010 $000	2009 $000
Profit after taxation	(30,667)	23,304	(66,444)
Add/(deduct) non-cash / non operating items:
Depreciation and amortisation expense	10,124	7,255	6,578
Fair value adjustments	25,764	(7,038)	50,421
Net profit on sale of assets/investments	(4,901)	(6,099)	(17,564)
Bad debts written off (net)	1,904	1,077	2,206
Increase in provision for doubtful debts	12,639	10,723	2,231
(Increase)/decrease in deferred taxation	407	(4,608)	(101)
Equity accounted earnings from associates	(789)	(1,959)	1,380
Contractual obligations accrual	11,564	—	—
Discontinued operations	(4,533)	—	—
Financing costs	2,557	8,444	14,350
Other non-cash items	1,892	(3)	(809)
	56,628	7,792	58,692
Add/(deduct) movement in working capital items:
Movement in working capital due to sale/purchase of businesses	24,064	(349)	(8,119)
(Increase)/decrease in inventories and biological assets	(30,897)	(33,845)	(22,744)
(Increase)/decrease in accounts receivable and prepayments	(40,908)	(20,266)	52,763
(Increase)/decrease in assets held for sale	(92,108)	7,973	9,241
Increase/(decrease) in trade creditors, provisions and accruals	8,166	54,978	(7,807)
Increase/(decrease) in income tax payable/receivable	6,086	3,757	(3,365)
Increase/(decrease) in net finance assets	101,766	—	—
Increase/(decrease) in term loans	2,788	—	—
	(21,043)	12,248	19,969
Net cash flow from operating activities	4,918	43,344	12,217

32   Employee Share Purchase Scheme

PGG Wrightson Limited Employee Share Purchase Scheme was established by PGG Wrightson Limited in 2006 to assist employees to become shareholders in the Company.  Every current New Zealand based permanent full-time employee and every permanent part-time employee who is normally employed or deemed to be employed for not less than twenty working hours in each week is eligible to participate in the scheme.

Fully paid ordinary shares in PGG Wrightson Limited are offered, from time to time, for purchase by each eligible employee.  There are two options for paying for the shares, either an interest free loan or cash payment.  The interest free loan is for a term of three years and repayments are automatically deducted from employees salaries and wages.

There is a three year restrictive period applicable to shares purchased.  This period commences on the date on which shares are purchased by the employees.  During the restrictive period, the shares bought by the employees are registered in the name of the Trustee of the scheme and held by them on the employees behalf.  At the end of the restrictive period, once any loan from the Trustee has been repaid in full, the shares are transferred to the employees.  Employees are eligible for any dividends paid, or other distributions made by the Group to the holders of its ordinary shares during the restrictive period.  Any voting rights attached to shares held by the Trustees shall, unless the Group otherwise determines, be exercised by the Trustees in such manner as they, in their absolute discretion, think fit.

The Trustees shall from time to time at the direction of the Group acquire shares by subscription, purchase or otherwise which are to be held by the Trustees for the purposes of the scheme and/or for the benefit of eligible employees. For shares issued to the Trust, the issue price is based on the market price of the shares quoted on the New Zealand Stock Exchange at the date of issue.

Shares held by the Scheme

The plan held the following ordinary shares at the end of the year:

	2011 $000	2010 $000
Ordinary shares
Allocated to employees (fully paid)	327	327
Not yet allocated to employees	52	52
Percentage of total ordinary shares	0.05%	0.05%

All shares held by the Scheme that are fully paid carry full voting rights.  The Scheme acquired Nil shares during the year (2010: Nil).

Control of the Scheme

Non-beneficial control of the shares in the scheme not yet allocated to employees is vested in a Corporate Trustee, PGW Corporate Trustee Limited, the directors of which at balance date were Julian Daly, General Counsel and Company Secretary, and Rob Woodgate, Chief Financial Officer.  If the shares have voting rights, the Corporate Trustee is entitled to exercise that voting power.

	2011 $000	2010 $000
Financial Commitments
Advances from PGG Wrightson Limited	138	170

Advances from PGG Wrightson Limited are interest free and are repayable on demand.  There are no advances to the Trust from external sources.  At balance date no shares (2010: Nil) had been pledged to external financial institutions as security.

33           Financial Instruments

The Group is committed to the management of risk to achieve sustainability of service, employment and profits, and therefore, takes on controlled amounts of risk when considered appropriate.

The primary risks are those of liquidity, market (foreign currency, price and interest rate), funding and credit risk.

The Board of Directors is responsible for the review and ratification of the Group’s systems of risk management, internal compliance and control, code of conduct and legal compliance.

The Board maintains a formal set of delegated authorities (including policies for credit and treasury), that clearly define the responsibilities delegated to management and those retained by the Board.  The Board approves these delegated authorities and reviews them annually.

Liquidity Risk

Liquidity risk is the risk that the Group will encounter difficulties in raising funds at short notice to meet commitments associated with financial instruments.  The Group monitors its liquidity daily, weekly and monthly and maintains appropriate liquid assets and committed bank funding facilities to meet all obligations in a timely and cost efficient manner.  Management of liquidity risk is designed to ensure that the Group has the ability to meet financial obligations as they fall due.

The objectives of the Group’s funding and liquidity policy is to:

•                  ensure all financial obligations are met when due;

•                  provide adequate protection, even under crisis scenarios; and

•                  achieve competitive funding within the limitations of liquidity requirements.

The Group manages this risk by forecasting daily cash requirements, forecasting future funding requirements, maintaining an adequate liquidity buffer and ensuring long term lending is reasonably matched with long term funding.

Market Risk

Market risk, particularly for subsidiary PGG Wrightson Finance Limited, is the potential for change in the value of balance sheet positions caused by a change in the value, volatility or relationship between market risks and prices.  Market risk arises from the mismatch between assets and liabilities, both on and off balance sheet.  Market risk includes funding, price and interest rate risk which are explained as follows:

Foreign Currency Risk

The Group undertakes transactions denominated in foreign currencies and exposure to movements in foreign currency arises from these activities. It is the Group’s policy to hedge foreign currency risks as they arise. In some circumstances foreign exchange options are used to hedge potential foreign exchange risk. The Group uses forward, spot foreign exchange contracts and foreign exchange options to manage these exposures.

The notional contract amounts of forward foreign exchange transactions outstanding at balance date are $107.5 million (2010: $85.4 million) for the Group and $44.2 million (2010: $35.3 million) for the Company. The cash settlement requirements of these contracts approximates the notional contract amount shown above.

The translation of independent foreign operations into the Group financial statements is not hedged, apart from the seasonal working capital exposure to PGG Wrightson Seeds Australia which is hedged with foreign exchange contracts.

Price and Interest Rate Risk

Price risk is the risk that the value of financial instruments and the interest margin will fluctuate as a result of changes in market interest rates.  The risk is that financial assets may be repriced at a different time and / or by a different amount than financial liabilities.

This risk is managed by operating within approved policy limits using an interest rate duration approach.

Floating rate borrowings are used for general funding activities. Interest rate swaps, interest rate options and forward rate agreements are used to hedge the floating rate exposure as deemed appropriate. The Group had $560.7 million (Company: $67.0 million) of interest rate contracts at balance date (2010: Group $635.2 million, Company $210.0 million).

Funding Risk

Funding risk is the risk of over-reliance on a funding source to the extent that a change in that funding source could increase overall funding costs or cause difficulty in raising funds.  The Group has a policy of funding diversification.  The funding policy augments the Group’s liquidity policy with it’s aim to ensure the Group has a stable diversified funding base without over-reliance on any one market sector.

Credit Risk

Credit risk is the potential for loss that could occur as a result of a counterparty failing to discharge its obligations.  Management formally reports on all aspects of key risks to the Audit Committee at least two times each year.  In addition, the following management committees review and manage key risks:

•                  The Senior Management Team meets regularly to consider new and emerging risks, reviews actions required to manage and mitigate key risks, and monitors progress.

•                  The Credit Committee of subsidiary PGG Wrightson Finance Limited, comprising of Board representation and management appointees, meets regularly as required to review credit risk, new loans and provisioning.

Capital Management

The capital of the Group consists of share capital, reserves, and retained earnings.

The policy of the Group is to maintain a strong capital base so as to maintain investor, creditor and market confidence while providing the ability to develop future business initiatives. In addition, external funding arrangements currently limit the Group’s ability to pay dividends due to debt ratio requirements. This policy is reviewed regularly by the Board and has not been changed during the period.

Sensitivity Analysis

The Treasury policy of the Group effectively insulates earnings from the effect of short-term fluctuations in either foreign exchange or interest rates. Over the longer term however, permanent changes in foreign exchange or interest rates will have an impact on profit.

The sensitivity of net profit after tax for the period to 30 June 2011, and shareholders equity at that date, to reasonably possible changes in conditions is as follows:

	Interest rates increase by 1%			Interest rates decrease by 1%
	2011 $000	2010 $000	2009 $000	2011 $000	2010 $000	2009 $000
Impact on net profit after tax	(443)	(250)	(1,401)	452	257	1,400
Members’ equity	(443)	(2,325)	(1,334)	452	2,389	1,339

The stress test uses the existing balance sheet interest rate mismatch against the cumulative mismatch between repricing assets and liabilities out from one to five years.  Other market risks such as pricing and foreign exchange are not considered likely to lead to material change over the next reporting period.  For this reason sensitivity analysis of these market risks is not included.

Quantitative disclosures

(a) Liquidity Risk - Contractual Maturity Analysis

The following tables analyse the Group financial assets and financial liabilities into relevant maturity groupings based on the remaining period at the balance sheet date to the contractual maturity date (reported on an undiscounted basis). History demonstrates that such accounts provide a stable source of long term funding for the Group.

	Within 12 months	1 to 2 years	2 to 5 years $000	Over 5 years $000	Contractual cash flow	Balance Sheet
	$000	$000	$000	$000	$000	$000
2011
Assets
Cash and cash equivalents	216	—	—	—	216	216
Derivative financial instruments	5,357	746	—	—	6,103	6,103
Trade receivables	210,266	—	—	—	210,266	210,266
Finance receivables	—	—	—	—	—	—
	215,839	746	—	—	216,585	216,585
Liabilities
Bank facilities	64,037	125,367	—	—	189,404	176,694
Derivative financial instruments	2,674	821	—	—	3,495	3,495
Trade and other payables	221,641	—	—	—	221,641	221,641
Finance liabilities	—	—	—	—	—	—
	288,352	126,188	—	—	414,540	401,830
2010
Assets
Cash and cash equivalents	24,246	—	—	—	24,246	24,246
Derivative financial instruments	4,483	527	630	—	5,640	5,640
Trade and other receivables	172,401	—	—	—	172,401	172,401
Finance receivables	445,664	76,920	50,219	73	572,876	530,119
	646,794	77,447	50,849	73	775,163	732,406
Liabilities
Bank facilities	39,449	212,418	—	—	251,867	222,677
Derivative financial instruments	1,704	2,634	415	—	4,753	4,753
Trade and other payables	216,100	—	—	—	216,100	216,100
Finance liabilities	375,744	35,616	26,713	—	438,073	418,057
	632,997	250,668	27,128	—	910,793	861,587

(b) Liquidity Risk - Expected Maturity Analysis

The following maturity analysis of the Group’s finance receivables is based on their expected maturity dates.  There is no material difference between contractual and expected maturity for all other categories of assets and liabilities.  The liquidity profile will not agree to the contractual cashflow above because it is based on expected, not contractual, maturity.

	Within 12 months $000	1 to 2 years $000	2 to 5 years $000	Over 5 years $000	Total $000	Carrying Value $000
2011
Finance receivables	—	—	—	—	—	—
	—	—	—	—	—	—
2010
Finance receivables	436,616	87,524	54,592	353	579,085	530,119
	436,616	87,524	54,592	353	579,085	530,119

(c) Foreign Currency Exposure Risk

The Group’s exposure to foreign currency risk can be summarised as:

	GBP NZ$000	USD NZ$000	AUD NZ$000	Euro NZ$000
2011
Cash and cash equivalents	2	173	36	31
Trade and other receivables	271	13,345	20,575	2,426
Trade and other payables	(1,619)	(30,535)	(8,079)	(18,904)
Net balance sheet position	(1,346)	(17,017)	12,532	(16,447)

Forward exchange contracts
Notional forward exchange cover	(1,327)	(17,174)	12,667	(16,408)
Net unhedged position	(19)	157	(135)	(39)
2010
Cash and cash equivalents	4	5,569	2,955	305
Trade and other receivables	546	59,518	17,389	9,318
Trade and other payables	(594)	(53,668)	(21,530)	(1,734)
Net balance sheet position	(44)	11,419	(1,186)	7,889

Forward exchange contracts
Notional forward exchange cover	(34)	1,838	(11,434)	7,686
Net unhedged position	(10)	9,581	10,248	203

The net balance sheet positions for the Group in AUD and USD include cash, trade and other receivables, and trade and other payables for the Australian and South American domiciled subsidiary companies and are therefore not hedged.

(d) Interest Rate Repricing Schedule

The following tables include the Group’s assets and liabilities at their carrying amounts, categorised by the earlier of contractual repricing or maturity dates.

	Within 12 months $000	1 to 2 years $000	Over 2 years $000	Non interest bearing $000	Total $000
2011
Assets
Cash and cash equivalents	216	—	—	—	216
Derivative financial instruments	—	—	—	6,103	6,103
Trade and other receivables	210,266	—	—	—	210,266
Finance receivables	—	—	—	—	—
	210,482	—	—	6,103	216,585
Liabilities
Bank facilities	176,694	—	—	—	176,694
Derivative financial instruments	28,000	(28,000)	—	3,495	3,495
Trade and other payables	—	—	—	221,641	221,641
Finance liabilities	—	—	—	—	—
	204,694	(28,000)	—	225,136	401,830
2010
Assets
Cash and cash equivalents	24,246	—	—	—	24,246
Derivative financial instruments	(71,500)	35,250	36,250	5,640	5,640
Trade and other receivables	172,401	—	—	—	172,401
Finance receivables	515,018	13,106	1,995	—	530,119
	640,165	48,356	38,245	5,640	732,406
Liabilities
Bank facilities	39,449	212,418	—	—	222,677
Derivative financial instruments	166,258	(133,000)	(33,258)	4,753	4,753
Trade and other payables	—	—	—	216,100	216,100
Finance liabilities	361,292	32,390	24,375	—	418,057
	566,999	111,808	(8,883)	220,853	861,587

(e) Accounting classifications and fair values

The tables below set out the Group’s classification of each class of financial assets and liabilities, and their fair values.

	Fair value $000	Loans and receivables $000	Other amortised cost $000	Available for sale $000	Total carrying amount $000	Fair value $000
2011
Assets
Cash and cash equivalents	—	216	—	—	216	216
Derivative financial instruments	6,103	—	—	—	6,103	6,103
Trade and other receivables	—	210,266	—	—	210,266	210,266
Other investments	—	(62)	1,290	9,435	10,663	10,663
	6,103	210,420	1,290	9,435	227,248	227,248
Liabilities
Derivative financial instruments	3,495	—	—	—	3,495	3,495
Trade and other payables	—	—	221,641	—	221,641	221,641
Bank facilities	—	176,694	—	—	176,694	176,694
	3,495	176,694	221,641	—	401,830	401,830
2010
Assets
Cash and cash equivalents	—	24,246	—	—	24,246	24,246
Derivative financial instruments	5,640	—	—	—	5,640	5,640
Trade and other receivables	—	172,401	—	—	172,401	172,401
Other investments	15,476	51,538	18,364	—	85,378	85,378
Finance receivables	—	530,119	—	—	530,119	528,653
	21,116	778,304	18,364	—	817,784	816,318
Liabilities
Derivative financial instruments	4,753	—	—	—	4,753	4,753
Trade and other payables	—	—	216,100	—	216,100	216,100
Deposits and other borrowings	—	—	70,819	—	70,819	70,819
Debentures - secured	—	—	247,580	—	247,580	249,245
Bonds	—	—	99,658	—	99,658	97,382
Bank facilities	—	222,677	—	—	222,677	222,677
	4,753	222,677	634,157	—	861,587	860,976

The fair value of loans and advances are calculated using discounted cash flow models based on the interest rate re-pricing and maturity of the financial assets.  Discount rates applied in this calculation are based on current market interest rates for Loans and Advances with similar credit profiles.  The fair value of investment in securities is based on quoted market prices, where available, or calculated using discounted cash flow models based on current market rates.  The fair value of all financial liabilities is calculated using discounted cash flow models based on the interest rate re-pricing and maturity of the instruments.  The discount rate applied in this calculation is based on current market rates.

Fair value hierarchy

The table below analyses financial instruments carried at fair value, by valuation method.  The different levels have been defined as follows:

•                  Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities

•                  Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (ie. as prices) or indirectly (ie. derived from prices)

•                  Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

	Level 1 $000	Level 2 $000	Level 3 $000	Total $000
2011
Assets
Derivative financial instruments	—	6,103	—	6,103
Other investments	—	—	9,435	9,435
	—	6,103	9,435	15,538
Liabilities
Derivative financial instruments	—	3,495	—	3,495
	—	3,495	—	3,495
2010
Assets
Derivative financial instruments	—	5,640	—	5,640
Other investments	—	15,476	—	15,476
	—	21,116	—	21,116
Liabilities
Derivative financial instruments	—	4,753	—	4,753
	—	4,753	—	4,753

	2011	2010
Interest rates used for determining fair value
Loans and receivables	11.9%	11.7%
Debentures - secured	7.1%	6.4%
Bonds	6.5%	8.5%

(f) Credit Risk

The carrying amount of financial assets represents the Group’s maximum credit exposure.  The Group’s maximum credit exposure to credit risk for receivables by geographic regions is as follows:

	2011 $000	2010 $000
Total finance receivables, trade and other receivables
New Zealand	164,804	692,381
Australia	17,784	11,179
South America	47,088	35,022
United Kingdom	333	—
	230,009	738,582

Concentrations of Credit Risk

Financial instruments which potentially subject the Group to concentrations of credit risk principally consist of bank balances, advances, trade debtors, and interest rate forward agreements.  The Group places its cash and short term investments with three major trading banks. Concentrations of credit risk with respect to advances are limited due to the large number of customers included in the Group’s farming customer base in New Zealand.

34                                  Operating Leases

	2011 $000	2010 $000
Non-cancellable operating lease rentals are payable as follows:
Within one year	21,737	23,756
Between one and five years	45,903	51,181
Beyond five years	31,823	30,410
	99,463	105,347

The Group leases a fleet of vehicles for use by employees, agents and representatives. Leases are typically for a period of three years.

The Group leases photocopiers and other office and computer equipment.  Leases are typically for a period of three years.

The Group also leases and subleases land and buildings from which it conducts operations. These leases range in length from 1 to 13 years with various rights of renewal.  Where surplus properties are unable to be exited, sublease revenue is obtained where possible on a short-term temporary basis, totalling $1.332 million (2010: $1.360 million).

35                                  Seasonality of Operations

The Group is subject to significant seasonal fluctuations. In particular, Livestock and Seeds activity are significantly weighted to the second half of the financial year. Seeds revenues reflects the fact the Group operates in geographical zones that suit Autumn harvesting and sowing. New Zealand generally has spring calving and lambing and so Livestock trading is weighted towards the second half of the financial year in order for farmers to maximize their incomes.  Other business units have similar but less material cycles.  The Group recognises this is the nature of the industry and plans and manages its business accordingly.

36                                  Commitments

	2011 $000	2010 $000
There are commitments with respect to:
Capital expenditure not provided for, including Brazil Farm	183	17,134
Commitments to extend credit (PWF)	51,765	60,205
Investment in BioPacific Ventures	1,412	1,916
Purchase of land - Corsons Seeds	1,800	—
	55,160	79,255

Investment in BioPacific Ventures

The Group has committed $14.0 million to an international fund established for investment in food and agriculture life sciences.  The Group’s investment in BioPacific Ventures will be made over approximately six years. The investment has an anticipated total lifespan of 12 years.  At 30 June 2011 $12.588 million has been drawn on the committed level of investment (2010: $12.084 million), which is included in other investments.

Investment in Brazil Farm

The Company entered into an agreement during 2007 to purchase a farm in Brazil.  During 2011 the farm purchase, which had not settled, was considered not to fit within the Group’s objectives.  The purchase was cancelled resulting in a loss on disposal of $2.652 million, being the non-refundable portion of the deposit paid.

Corson Grain

The Group has committed to buy land as part of its purchase of the Corsons Seeds business. The property is to be purchased for $1.800 million in November 2013.

There are no material commitments relating to investment in associates.

37                                  Contingent Liabilities

	2011 $000	2010 $000
There are contingent liabilities with respect to:
Guarantees	20,978	32,354
PGG Wrightson Loyalty Reward Programme	416	506
PGG Wrightson Finance Limited	1,500	—
	22,894	32,860

Guarantees

The guarantees are provided to banks of subsidiary companies for borrowings and to other various third parties.

PGG Wrightson Loyalty Reward Programme

The PGG Wrightson Loyalty Reward Programme is run in conjunction with the co-branded American Express card. A provision is retained for the expected level of points redemption. The contingent liability represents the balance of live points that are not provided for.

No losses are expected to arise from these contingent liabilities.

PGG Wrightson Finance Limited

PWF received monies in repayment of a loan, the priority of which may be subject to challenge. This contingent liability is estimated to be approximately $1.5 million.

Silver Fern Farms Supply Contract

To the extent that the Company is unable to meet the annual supply targets under the Silver Fern Farms supply contract, in certain circumstances it is required to make a payment to Silver Fern Farms in respect of the shortfall.  Beyond the shortfall payment obligations estimated in Note 28, the Directors consider that an additional shortfall payment liability is not probable based on the initiatives being actively implemented to meet the supply targets.

There are no contingent liabilities relating to investments in associates.

38                                  Related Parties

Company and ultimate controlling party

The immediate Company and ultimate controlling party of the Group is Agria (Singapore) Pte Ltd and Agria Corporation.

Transactions with key management personnel

Share based payments to former Managing Director and senior executives

The Company had entered into share and loan schemes with the former Managing Director and senior executives which enabled the acquisition of tranches of shares in the Company with a loan from the Company.  No interest was payable on the loans whilst the individuals were employed by the Company and the terms of the schemes allowed for the loans to be written off pro rata in instalments over a period of five years subject to meeting performance criteria.

The Company acquired 2,500,000 PGG Wrightson Limited (PGW) shares in respect of the former Managing Director, Mr T Miles, in accordance with the terms of the senior executive share incentive scheme.  Mr Miles left his employment on 19 October 2010 and his scheme terminated as a result of his resignation.  Under the terms of the scheme, PGW acquired the shares which were cancelled upon acquisition.  The acquisition and cancellation had no impact on profit for the year ended 30 June 2011.

Three additional share and loan schemes were entered into in 2009 with senior executives.  The terms of these schemes were the same as those for the former Managing Director.  The senior executives left their employment during the year ended 30 June 2011 and their share schemes terminated as a result.  Under the terms of the schemes, PGW acquired a total of 1,091,769 of the shares which were cancelled upon acquisition.  The acquisition and cancellation had no impact on profit for the year ended 30 June 2011.

As at 30 June 2011 the loan balance outstanding for both Managing Director and senior executives was $Nil (2010: $Nil) and the number of shares for which unrestricted ownership has been transferred is Nil (2010: Nil). The cost of these non-transferred shares was included in equity as treasury stock (2010: included in investments).

Key Management Personnel compensation

In addition to their salaries, the Group also provides non-cash benefits to Directors and senior executives, and contributes to a post-employment defined benefit plan on their behalf. In accordance with the terms of the plan, executive officers retired at age 60, are entitled to receive a lump sum payment at the date of retirement from the plan.

	2011 $000	2010 $000	2009 $000
Key management personnel compensation comprised:
Short-term employee benefits	4,956	4,414	5,508
Post-employment benefits	—	18	—
Termination benefits	3,342	309	1,160
	8,298	4,741	6,668

Directors fees incurred during the year are disclosed in Note 7 Operating Expenses, and in the Statutory Information.

Other Transactions with Key Management Personnel

A number of Directors, senior executives or their related parties, hold positions in other entities that result in them having control or significant influence over the financial or operating policies of these entities. A number of these entities transacted with the Group during the reporting period. The terms and conditions of these transactions with key management personnel and their related parties were no more favourable than those available, or which might reasonably be expected to be available, on similar transactions to non-key management personnel related entities on an arm’s length basis.

The aggregate value of transactions and outstanding balances relating to Directors, senior executives and entities over which they have control or significant influence were as follows:

		Transaction Value 2011 $000	Balance Outstanding 2011 $000	Transaction Value 2010 $000	Balance Outstanding 2010 $000
KMP/Director	Transaction
Michael Thomas	Debenture and rural saver deposits	1,208	1,567	11	359
Barry Brook (retired October 2009)	Purchase of retail goods, debenture and rural saver deposits	—	—	57	118
John McKenzie	Purchase of retail goods, sale of seed under production contracts	1,940	9	1,822	—
Sir Selwyn Cushing	Purchase of retail goods, debentures and secured deposits	(124)	4,225	2,507	4,350
George Gould	Purchase of retail goods	91	8	—	—

From time to time Directors and senior executives of the Group, or their related entities, may use the PGG Wrightson American Express credit card facility and/or purchase goods from the Group. These purchases are on the same terms and conditions as those entered into by other Group employees or customers and are minor or domestic in nature.

	Transaction Value 2011 $000	Balance Outstanding 2011 $000	Transaction Value 2010 $000	Balance Outstanding 2010 $000	Transaction Value 2009 $000	Balance Outstanding 2009 $000
Other Related Party Transactions
Sale of goods and services
NZFSU - Management and Investor Services	1,666	—	6,787	19,234	4,216	22,720

All transactions and outstanding balances with these related parties are priced on an arm’s length basis and are expected to be settled in cash within six months of the reporting date. None of the balances are secured.  The Group agreed to cancel its management contract with NZFSU during the period.

Management fees from Subsidiaries

During the financial year, the Company received management fees from subsidiaries as follows.  These management fees were eliminated on consolidation.

	2011 $000	2010 $000	2009 $000
Agriculture New Zealand Limited	2,750	—	2,000
Agri-feeds Limited	10,000	—	2,000
PGG Wrightson Seeds Limited	15,000	—	20,000
PGG Wrightson Funds Management Limited	19,057	—	15,000
PGG Wrightson Investments Limited	—	—	2,000
	46,807	—	41,000

Subsidiary intercompany trading

A number of members of the Group transacted with other members of the Group in the reporting period.  Balances on hand at balance date are disclosed in trade and other receivables, and trade and other payables.  All intercompany transactions are eliminated on consolidation.

39                                  Events Subsequent to Balance Date

Sale of PGG Wrightson Finance

On 15 August 2011 PWF bondholders, secured depositors and unsecured depositors approved the sale of the Company.  The sale was completed on 31 August 2011.